EXHIBIT 1

BELL CANADA ENTERPRISES

BCE

Q2 2009 second quarter shareholder report

August 5, 2009

C O N T E N T S

MD&A	2
About Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	6
Financial Results Analysis	7
Consolidated Analysis	7
Segmented Analysis	11
Financial and Capital Management	16
Updates to Our Regulatory Environment	20
Assumptions and Risks that Could Affect Our Business and Results	22
Our Accounting Policies	25
Controls and Procedures	27
Non-GAAP Financial Measures	27
Consolidated Financial Statements	30
Notes to Consolidated Financial Statements	34

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2009 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2008 dated March 11, 2009 (BCE 2008 Annual MD&A), as updated in BCE Inc.’s 2009 First Quarter MD&A dated May 6, 2009 (BCE 2009 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 5, 2009, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE Inc.’s annual information form for the year ended December 31, 2008 dated March 11, 2009 (BCE 2008 AIF), on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2009 and 2008.

About Forward-Looking Statements

This MD&A contains forward-looking statements concerning, among others, BCE’s objectives, plans, strategic priorities, financial condition, results of operations and business outlook. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at August 5, 2009. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, strategic priorities and business outlook may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. These forward-looking statements assume, in particular, that many of our lines of business will be resilient to the current economic downturn. However, we caution that the current adverse economic conditions make our forward-looking statements and underlying assumptions subject to greater uncertainty and that, consequently, they may not materialize. It is impossible to predict with certainty the full impact that the current economic downturn and credit crisis will have on our business or residential customers’ purchasing patterns. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current expectations and plans relating to 2009 and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results for a discussion of certain assumptions we have made in preparing forward-looking statements. Unless otherwise indicated in this MD&A or in the BCE 2009 First Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2008 Annual MD&A remain substantially unchanged.
     Factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services (AWS) spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results; increased contributions to employee benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks

2  BCE INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE Inc.’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE Inc. and Bell Canada; health concerns about radio frequency emissions from wireless devices; delays in completion of the high-speed packet access (HSPA) overlay of our wireless network and the successful implementation of the network build and sharing arrangement with TELUS Communications Company (TELUS) to achieve cost efficiencies and reduce deployment risks; and loss of key executives. These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Assumptions and Risks that Could Affect Our Business and Results and Updates to Our Regulatory Environment.
     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other unusual items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other unusual items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

A detailed description of our products and services and our objectives and strategy is provided in the BCE 2008 Annual MD&A. BCE has revised certain elements of its financial guidance for 2009. Refer to BCE Inc.’s news release dated August 6, 2009 announcing its 2009 second quarter results for more details. This news release is available at www.sedar.com.

QUARTER IN REVIEW

In the quarter, we continued to reduce the cost base of our operations to achieve favourable growth in EBITDAA, margins and Adjusted net earningsB, despite the decline in economic activity which resulted in reduced revenues.
     Revenues at Bell decreased 1.5% in the second quarter of 2009, reflecting lower wireless product sales, higher business network access service (NAS) line losses from a softening of the small and medium-sized business (SMB) market, and reduced network and data equipment sales to business customers. Despite these pressures, overall service revenues were essentially stable year over year as our video, Internet, Internet Protocol (IP) broadband connectivity and information and communications technology (ICT) services all continued to generate growth in revenues.
     Bell’s operating income was 8.5% lower this quarter than the same period last year, due mainly to higher restructuring and other costs. Bell’s EBITDA grew 3.0% in Q2 2009, despite weaker revenues, the negative impact of a weaker Canadian dollar on a portion of our operating expenses, and higher pension costs which negatively impacted EBITDA by 1.3 percentage points year over year. Cost reductions, largely from workforce reduction initiatives and tight control over discretionary expenses, as well as lower cost of revenue, contributed to the year-over-year improvement in EBITDA and margins. Bell’s EBITDA margin increased to 40.0% this quarter from 38.2% in Q2 2008.
     Our residential business continued to be less affected by the economic downturn as evidenced by declining residential local line losses (which improved year over year for a seventh consecutive quarter), higher average revenue per household, and increased video and high-speed Internet subscriber activations. In our business markets, however, there were increased NAS line disconnections and fewer installations. As well, our business markets experienced a decline in overall product revenues stemming both from our decision to focus more on higher margin recurring service revenues and less on equipment sales to customers who are deferring buying decisions and spending more cautiously given the weaker economy. Our wholesale business improved overall wireline results this quarter with growth in data services, demand for Internet access and rate increases.
     Bell’s total local line losses in the second quarter of 2009 were stable year over year, even with higher business NAS erosion due to the benefits of service bundling, the attractiveness of our Home Phone package offers, and customer winbacks. Despite the softer SMB market in Ontario and Québec, our annualized rate of NAS erosion was essentially stable at 5.4% in Q2 2009 compared with Q1 2009. Our annualized rate of residential NAS erosion declined to 7.4% this quarter compared with 7.7% last quarter.

(A) EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.
(B) Adjusted net earnings is a non-GAAP financial measure. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

BCE INC.  Q2 2009  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     At Bell Internet, total net subscriber activations increased to 2,000 this quarter from a loss of 1,000 last year, despite higher deactivations among business customers due to the sluggish economy. Higher Internet activations were a result of higher sales to residential customers through our direct and wholesale channels.
     Our Bell TV unit continued on its revenue growth trajectory in Q2 2009 with a 7.0% year-over-year increase in average revenue per user (ARPU) and an increase in net activations to 20,000 this quarter from 8,000 in Q2 2008. Underpinning the strength was strong direct and retail sales channel results, which showed sequential increases each month during the quarter. The ARPU strength reflects a continued customer mix shift to higher definition programming packages.
     Bell Wireless experienced a soft quarter in terms of net subscriber activations and revenue growth, attributable to economic conditions and competition. Wireless service revenues were largely stable year over year, however, wireless product sales were down 11.1% over Q2 2008. ARPU was negatively impacted in the quarter by lower voice usage, increased subscriptions to lower-priced rate plans and reduced in-bound roaming rates. These ARPU pressures more than offset solid growth in wireless data revenue driven by higher usage from a greater number of smartphones, wireless Internet sticks, and other data-capable devices in service. Notwithstanding the lower year-over-year revenues, wireless EBITDA growth was 5.9%, benefitting from disciplined spending on subscriber acquisition and customer retention.
     Although wireless gross activations increased 3.3% year over year, total wireless net activations decreased to 45,000 in Q2 2009 from 83,000 in Q2 2008 due to higher economy-driven deactivations and continued competitive intensity while postpaid net activations totalled 64,000 in Q2 2009 compared with 111,000 in Q2 2008.
     Capital expenditures at Bell increased 16.5%, or $96 million, in Q2 2009, driven by our continued strategic focus on the completion of the HSPA 3G wireless network, deploying a high-speed fibre to the node (FTTN) broadband network, and enhancing our IP backbone network infrastructure. Capital spending intensity was equal to 18.7% of revenues in Q2 2009 compared with 15.8% in Q2 2008.
     Although operating revenues at BCE decreased 2.1% in the second quarter of 2009, EBITDA increased 2.8%, despite higher pension expense, reflecting our ability to manage costs in a difficult economic environment.
     BCE’s cash flow from operating activities was $1,476 million in Q2 2009, compared with $1,539 million in Q2 2008. Although free cash flowC available to BCE Inc.’s common shareholders decreased to $520 million this quarter from $652 million in the second quarter of 2008, the result is in line with our plan for the year. The year-over-year decline was attributable to higher capital spending, increased pension contributions at Bell, and higher restructuring costs, offset in part by improvements in working capital.
     Net earnings applicable to common shares for the second quarter of 2009 were $346 million, or $0.45 per common share, compared with $361 million, or $0.45 per common share in the second quarter of 2008. The year-over-year decline in earnings was due mainly to higher restructuring and other charges and increased depreciation and amortization expense. Adjusted net earnings of $0.58 per common share in Q2 2009 represented a 9.4% increase year over year, primarily as a result of higher EBITDA and fewer common shares outstanding due to share repurchases under BCE Inc.’s most recent normal course issuer bid (NCIB) program.
     During the quarter, we also announced a number of transactions that directly support the execution of our five key strategic imperatives.

  The completion, on July 1, 2009, of the acquisitions of The Source by Circuit City (The Source) and the remaining 50% of the equity of Virgin Mobile Canada (Virgin) not already owned, directly support the execution of our strategic imperatives. We believe that the purchase of all of Virgin strengthens our competitive position, while the acquisition of The Source significantly expands the number of distribution outlets where customers can buy Bell’s communications products and services.

  Our planned minority interest investment in the Montréal Canadiens and the Bell Centre supports our strategic imperatives to Leverage Wireline Momentum and Accelerate Wireless by leveraging the marketing power of the Canadiens name and the popularity of the Canadiens content on TV, online and on mobile phones.

  We completed a $1 billion public debt offering, which addresses our objective of Achieving a Competitive Cost Structure by replacing existing debt with new debt at a lower cost. The net proceeds of this transaction, along with our cash on hand, further enhances our liquidity. In addition, on May 7, 2009, Bell Canada entered into a $1.4 billion unsecured credit facility with a syndicate of financial institutions. The new credit facility can be used for general corporate purposes.

Further progress on our five key strategic initiatives also was achieved from our ongoing business operations. We met more than 94% of our commitments for Same Day Next Day service and reduced repair call centre volumes by 19% year over year. We also remained on pace to launch a national HSPA 3G wireless broadband network by early 2010 as construction progressed in the quarter. Finally, we continued with the expansion of our high-speed fibre optic footprint through our accelerated rollout of FTTN to residential neighbourhoods and to multiple-dwelling units (MDUs) in our territory.

(C) Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

4  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Customer Connections

		TOTAL
	Q2 2009	CONNECTIONS
	NET	JUNE 30,
(in thousands)	ACTIVATIONS	2009

NAS	(132)	7,200

Growth services portfolio:
Wireless(1)	45	6,572
High-speed Internet	2	2,062
Video	20	1,884

Total	67	10,518

(1) Total wireless net activations and end-of-period subscribers include all of Virgin subscribers.

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

New $1 Billion Public Debt Offering

On June 29, 2009, Bell Canada completed its public offering of $1 billion principal amount of medium term debentures (Series M-20 Debentures) which addresses our objective of achieving a competitive cost structure by replacing existing debt with new debt at a lower cost. The Series M-20 Debentures, which are dated June 29, 2009, will mature on June 30, 2014 and carry an annual interest rate of 4.85%. The Series M-20 Debentures are fully and unconditionally guaranteed by BCE Inc. A portion of the net proceeds of this offering was used on July 30, 2009 to redeem all of Bell Canada’s outstanding $600 million principal amount of 5.5% Series M-16 Debentures, due August 12, 2010. The balance of the proceeds will be used for general corporate purposes, including the repayment of debt maturing in 2010.

New $1.4 Billion Credit Facility

On May 7, 2009, Bell Canada entered into a $1.4 billion unsecured credit facility with a syndicate of financial institutions. The new credit facility can be used for general corporate purposes.

New Labour Agreement Ratified

The collective agreements between the Communications, Energy and Paperworkers Union of Canada (CEP) and Bell Technical Solutions Inc. covering approximately 1,720 and 1,040 craft and services technicians in Ontario and Québec, respectively, expired on May 6, 2009. New collective agreements were ratified in July 2009 and will expire in May 2014. See Updates to the Description of Risks – Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions for more details.

Acquisitions

Virgin

On July 1, 2009, we completed the $142 million acquisition, subject to closing adjustments, of the remaining 50% of the equity of Virgin not already owned, along with a long-term brand licencing agreement with the Virgin Group. Virgin was launched in 2004 as a mobile virtual network operator, marketing wireless services using the Virgin Mobile brand and the Bell Wireless network.

The Source

Our acquisition of substantially all of the assets of national electronics retailer The Source was completed on July 1, 2009 for $135 million, subject to closing adjustments. The Source will operate independently from Bell and will maintain its own national brand and executive management team. The Source began selling Bell TV at the end of the second quarter of 2009 and will offer Bell and Virgin Mobile wireless products beginning in January 2010. Other Bell services such as Bell Home Phone and high-speed Internet will be available at The Source in the coming months.

Minority Interest in the Montréal Canadiens Hockey Club and Bell Centre

On June 22, 2009, we announced our participation in the Molson family’s bid to acquire the Montréal Canadiens Hockey Club and the Bell Centre. Our investment in the winning bid is expected to enhance Bell’s marketing and promotional relationship with the Canadiens, including long-term naming rights to the Bell Centre and preferred customer access to Canadiens content. Terms and conditions are being finalized and we expect the investment to be approximately $50 million. The transaction is expected to close in the third quarter, following approval of the Board of Governors of the National Hockey League.

BCE INC.  Q2 2009  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Investment in Broadband Network and Services

On July 7, 2009, Bell Aliant announced its partnership with the Government of New Brunswick to deploy fibre to the home (FTTH) technology in Fredericton and Saint John, making it the first operator in Canada to launch FTTH to an entire city. This $60 million investment will extend an advanced broadband network, delivered through 100% fibre-optic technology, directly to 70,000 homes and businesses. This service, called FibreOPTM, will be fully deployed by mid-2010, with some customers gaining access to the service by the end of this year. The virtually 100% aerial nature of Bell Aliant’s network infrastructure and the relatively low population densities of these cities make the cost of FTTH and FTTN very similar in these markets.

CRTC Decision to Impose New Television Taxes

On July 6, 2009, the CRTC decided to impose an additional, new TV tax, commonly called fee-for-carriage, on satellite and cable service providers that will benefit broadcasting corporations. In the ruling, the CRTC indicated that it would be appropriate for cable and satellite operators to negotiate with broadcasters for compensation for the distribution of local conventional television signals. In the absence of negotiated agreements, the CRTC stated that it would provide resolution through binding arbitration. In a public process in September 2009, the CRTC will consider certain parameters of the negotiation. This is expected to result in additional monthly fees charged to Bell TV subscribers.
     See Updates to Our Regulatory Environment – Broadcasting Act – Bell TV for more details.

Quarterly Financial Information

The following table shows selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP), for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

		2009			2008			2007

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues	4,302	4,337	4,483	4,442	4,394	4,366	4,504	4,462
EBITDA	1,792	1,757	1,741	1,770	1,744	1,751	1,675	1,794
Depreciation	(629)	(625)	(683)	(619)	(612)	(623)	(617)	(649)
Amortization of intangible assets	(192)	(193)	(186)	(174)	(175)	(195)	(166)	(163)
Restructuring and other	(146)	(109)	(207)	(310)	(71)	(283)	(146)	(78)

Operating income	825	830	665	667	886	650	746	904
Earnings from continuing operations	375	411	23	304	415	291	2,412	448
Discontinued operations	(3)	(5)	(41)	(24)	(23)	(2)	(24)	(8)

Net earnings (loss)	372	406	(18)	280	392	289	2,388	440
Net earnings (loss) applicable to common shares	346	377	(48)	248	361	258	2,354	406
Included in net earnings:
Net gains (losses) on investments
Continuing operations	–	1	(346)	(14)	4	(2)	1,883	7
Discontinued operations	(3)	–	(26)	(16)	(20)	–	(13)	–
Restructuring and other	(98)	(70)	(117)	(210)	(48)	(197)	(93)	(43)

Net earnings (loss) per common share
Continuing operations – basic	0.46	0.48	(0.01)	0.34	0.48	0.32	2.96	0.51
Continuing operations – diluted	0.46	0.48	(0.01)	0.33	0.48	0.32	2.95	0.51
Net earnings – basic	0.45	0.48	(0.06)	0.31	0.45	0.32	2.93	0.50
Net earnings – diluted	0.45	0.48	(0.06)	0.30	0.45	0.32	2.92	0.50
Average number of common shares outstanding – basic (millions)	769.0	788.3	806.4	806.0	805.6	805.3	805.2	804.9

6  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in the second quarter of 2009 and YTD 2009 compared with the second quarter of 2008 and YTD 2008. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q2 2009	Q2 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Operating revenues	4,302	4,394	(2.1%	)	8,639	8,760	(1.4%	)
Cost of revenue, exclusive of depreciation and amortization	(1,029)	(1,071)	3.9%		(2,116)	(2,128)	0.6%
Selling, general and administrative expenses	(1,481)	(1,579)	6.2%		(2,974)	(3,137)	5.2%

EBITDA	1,792	1,744	2.8%		3,549	3,495	1.5%
Depreciation	(629)	(612)	(2.8%	)	(1,254)	(1,235)	(1.5%	)
Amortization of intangible assets	(192)	(175)	(9.7%	)	(385)	(370)	(4.1%	)
Restructuring and other	(146)	(71)	n.m.		(255)	(354)	28.0%

Operating income	825	886	(6.9%	)	1,655	1,536	7.7%
Other (expense) income	(25)	5	n.m.		(23)	27	n.m.
Interest expense	(179)	(193)	7.3%		(370)	(391)	5.4%

Pre-tax earnings from continuing operations	621	698	(11.0%	)	1,262	1,172	7.7%
Income taxes	(167)	(195)	14.4%		(314)	(304)	(3.3%	)
Non-controlling interest	(79)	(88)	10.2%		(162)	(162)	0.0%

Earnings from continuing operations	375	415	(9.6%	)	786	706	11.3%
Discontinued operations	(3)	(23)	87.0%		(8)	(25)	68.0%

Net earnings	372	392	(5.1%	)	778	681	14.2%
Dividends on preferred shares	(26)	(31)	16.1%		(55)	(62)	11.3%

Net earnings applicable to common shares	346	361	(4.2%	)	723	619	16.8%

Earnings per share (EPS)	0.45	0.45	0.0%		0.93	0.77	20.8%

Adusted EPS	0.58	0.53	9.4%		1.15	1.10	4.5%

n.m.: not meaningful

Operating Revenues

Total operating revenues at BCE were $4,302 million in Q2 2009 and $8,639 million in the first half of 2009, compared with $4,394 million and $8,760 million in the same respective periods in 2008. The decreases in 2009 reflected softer revenues, year over year, at both Bell and Bell Aliant.
     Bell’s revenues declined 1.5% in the second quarter of 2009 to $3,628 million from $3,683 million in the same quarter last year, due to lower revenues generated by our Bell Wireline and Bell Wireless segments. Total Bell revenue was composed of service revenues of $3,385 million, representing a 0.6% decline as compared to Q2 2008, and product revenues of $243 million in the second quarter of 2009, representing a 12.0% decline year over year.
     Bell Wireline segment revenues decreased 2.0% in Q2 2009, compared with the same quarter last year, mainly as a result of lower residential local voice and long distance revenues arising from the continued loss of market share to alternative service providers, higher business NAS losses due to softness of the SMB market in Ontario and Québec, and lower connectivity revenues in our Enterprise unit mainly from the impact of customer losses and competitive pricing pressures. Lower product revenues resulting from our decision to focus on recurring service revenues and from reduced equipment sales to business customers who are deferring buying decisions and spending more cautiously given the current economic environment, also contributed to the year-over-year decrease. Growth in revenues from our video, Internet, IP broadband connectivity and ICT services moderated this decline. The performance of our wholesale business also partly offset the decrease in Bell Wireline’s revenues this quarter, due to increased demand for Internet access connections and higher data services revenue from higher volumes of competitor digital network access and rate increases.
     Bell Wireless reported a 1.4% decline in revenues in Q2 2009. Despite a higher number of subscribers and increased data usage, year over year, the decrease in overall wireless revenues can be attributed largely to reduced product revenues due mainly to lower average handset pricing and the impact of a weaker economy. Discretionary spending in both our consumer and business wireless segments, has also been impacted by ongoing competitive pricing pressures as a result of increased industry penetration of flanker brands.
     In the first half of 2009, Bell’s revenues decreased 1.1% to $7,250 million from $7,331 million in the same six-month period in 2008, reflecting a 2.2% decline at Bell Wireline, offset partly by a slight increase of 0.5% at Bell Wireless. Total Bell revenue was composed of service revenues of $6,754 million, representing a 0.3% decline as compared to the first half of 2008, and product revenues of $496 million in the first half of 2009, representing an 11.2% decline year over year.

BCE INC.  Q2 2009  QUARTERLY REPORT  7

Management’s Discussion and Analysis

     Revenues at Bell Aliant were 5.4% and 4.6% lower in the second quarter and first half of 2009, respectively, compared with the same periods last year, due mainly to the wind-down of the operations of Atlantic Mobility Products (AMP) in the third quarter of 2008 following Bell Canada’s notification that it would terminate its contract with AMP as its exclusive distributor in Atlantic Canada, as well as the continued erosion of its local wireline and long distance businesses and lower IT product sales in the second quarter of 2009. This was partly offset by higher revenues from growth in Internet and wireless.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Expenses

Operating expenses at BCE decreased 5.3% and 3.3% in the second quarter and first half of 2009, respectively to $2,510 million and $5,090 million from $2,650 million and $5,265 million in the corresponding periods in 2008. The year-over-year improvement was due to both lower cost of revenue and lower selling, general and administrative expenses.
     Cost of revenue was $1,029 million in the second quarter of 2009, compared with $1,071 million in the same quarter last year, representing a year-over-year decrease of 3.9%. Similarly, cost of revenue in the first half of 2009 decreased 0.6% to $2,116 million from $2,128 million in the corresponding period in 2008. In both cases, the decline in cost of revenue can be attributed mainly to lower cost of product sales at Bell Wireline, driven primarily by reduced data equipment sales to business customers, as well as decreased wireline and wireless network-related costs. The impact from two unusual charges recorded in the second quarter of 2008 in respect of the Federal Court of Appeal’s decision regarding CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a write-down of assets related to the termination of Bell Internet’s PC equipment sales program also contributed to the year-over-year improvement in cost of revenue this year. These factors were partly offset by a number of factors including:

  higher cost of product sales at Bell Wireless driven mainly by a greater volume of data devices sold increased volumes settled on other carriers’ networks

  higher cost of service at Bell TV, due mainly to increased video revenues and programming costs the impact of a weaker Canadian dollar on our U.S. dollar-denominated purchases of wireless devices, video set-top boxes (STBs) and cross-border exchange traffic.

Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or a product, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees and rent. Selling, general and administrative expenses decreased 6.2% to $1,481 million in Q2 2009 from $1,579 million in the same quarter of 2008 and 5.2% to $2,974 million in the first half of 2009 from $3,137 million in the corresponding period last year.
     The year-over-year improvement was primarily the result of:

  lower labour costs from a reduced workforce and lower compensation expense lower wireless subscriber acquisition costs and retention spending lower outsourcing costs at Bell Wireline resulting mainly from reduced call centre volumes and IT project-related activity decreased bad debt expense

  reduced real estate costs

  reduced discretionary spending in areas such as travel and entertainment.

These lower costs were partly offset by a number of cost increases at Bell, including increased variable compensation expense and higher net benefit plans cost.

Operating Income

Operating income for BCE decreased to $825 million this quarter from $886 million in the same quarter last year, due mainly to higher restructuring and other charges at Bell in 2009 that reflect amounts recorded for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, the relocation of employees and closing of real estate facilities that are no longer needed as a result of a reduced workforce, and the consolidation of employees to campus environments. Conversely, in the first half of 2009, BCE’s operating income increased 7.7% to $1,655 million from $1,536 million in the corresponding six-month period of 2008 when higher restructuring and other charges were recorded for uneconomic broadband expansion as part of the CRTC’s decisions relating to the use of deferral account funds and for costs associated with the proposed privatization of BCE Inc.
     Operating income before restructuring and otherD for BCE in the second quarter and first half of 2009 was $971 million and $1,910 million, respectively, or 1.5% and 1.1% higher than the $957 million and $1,890 million reported in the same periods last year. These year-over-year increases were due mainly to higher operating income at Bell.

(D) Operating income before restructuring and other is a non-GAAP financial measure. See Non-GAAP Financial Measures – Operating income before restructuring and other in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

8  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     Similarly to BCE, Bell’s operating income totalled $628 million this quarter, down from $686 million in Q2 2008, as a result of higher restructuring and other costs in 2009 compared with the previous year. In the first half of this year, however, operating income at Bell increased 10.1% to $1,277 million from $1,160 million in the same period in 2008 as restructuring and other costs were greater year to date last year.
     Bell’s operating income before restructuring and other was $770 million and $1,518 million in the second quarter and first half of 2009, respectively, up 1.7% and 0.3% from $757 million and $1,514 million in the corresponding periods in 2008. The year-over-year increase was mainly the result of lower operating expenses, as described above, offset partly by lower operating revenues, higher net benefit plans cost, and increased depreciation and amortization expense. The impact from the two unusual charges recorded in the second quarter of 2008 regarding CRTC video broadcast licence fees for the period from September 2006 to June 2008 and the write-down of assets related to the termination of Bell Internet’s PC equipment sales program also contributed to the year-over-year increase.
     At Bell Aliant, operating income was relatively unchanged, year over year, at $197 million in Q2 2009 and $378 million year to date, compared with $200 million and $376 million in the same respective periods in 2008. In both cases, decreased operating revenues and higher restructuring and other costs were largely offset by lower operating expenses, driven largely by the positive impact of cost containment initiatives such as workforce reductions and tight control over employee-related discretionary expenses.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

EBITDA

EBITDA at BCE increased 2.8% this quarter and 1.5% year to date to $1,792 million and $3,549 million, respectively, from $1,744 million and $3,495 million in the corresponding periods in 2008. As a result of lower total operating expenses year over year, BCE’s EBITDA margin in the second quarter and first half of 2009 increased to 41.7% and 41.1% from 39.7% and 39.9% in the same periods in 2008.
     Bell’s EBITDA was $1,450 million in Q2 2009, up 3.0% compared with $1,408 million in Q2 2008. This corresponds to an EBITDA margin of 40.0%, representing a 1.8 percentage-point improvement over the second quarter of 2008. The year-over-year increase was driven by higher EBITDA at both our Bell Wireless and Bell Wireline segments, despite higher net benefit plans cost compared with the previous year. Year to date, Bell’s EBITDA increased 1.6% to $2,876 million in 2009 from $2,830 million in the previous year, representing an EBITDA margin improvement of 1.1 percentage points to 39.7%.
     Bell Wireless’ EBITDA grew 5.9% in both the second quarter and first half of 2009, despite soft revenue performance, mainly as a result of lower cost of revenue, reduced roaming costs, lower subscriber acquisition costs, and decreased customer retention and handset upgrade spending.
     EBITDA at our Bell Wireline segment increased 1.7% this quarter, due primarily to a decline in overall labour costs attributable to a reduced workforce and control over selling, general and administrative costs, as well as to lower cost of product sales consistent with the year-over-year decrease in equipment sales to business customers. The impact of two charges recorded in the second quarter of 2008 regarding CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a write-down of assets related to the termination of Bell Internet’s PC equipment sales program also positively impacted Bell Wireline’s EBITDA growth this year. The decrease in higher-margin legacy voice and data revenues, higher variable compensation expense and increased net benefit plans cost for 2009, partly offset this year-over-year improvement. In the first half of 2009, EBITDA at Bell Wireline remained virtually stable year over year.
     Bell Aliant’s EBITDA increased 1.8% and 1.2% in the second quarter and first half of 2009, respectively. The year-over-year improvement was mainly the result of reduced operating expenses and lower net benefit plans cost, offset partly by decreased operating revenues.
     Higher net benefit plans cost had an adverse impact on Bell’s EBITDA in both the second quarter and first half of 2009. Net benefit plans cost at Bell totalled $63 million this quarter and $127 million year to date, representing increases of 47% and 43%, compared with $43 million and $89 million in the same periods in 2008. The year-over-year increase was due primarily to a lower return on plan assets and fully amortized gains from prior periods, offset partly by a higher discount rate and higher amortization of actuarial losses. Net benefit plans cost at Bell Aliant was relatively stable year over year, decreasing to $25 million this quarter and $49 million in the first half of 2009 from $27 million and $52 million in the same respective periods in 2008. Accordingly, net benefit plans cost for BCE increased to $88 million in Q2 2009 from $70 million in Q2 2008 and to $176 million in the first half of 2009 from $141 million last year.

BCE INC.  Q2 2009  QUARTERLY REPORT  9

Management’s Discussion and Analysis

Depreciation and Amortization of Intangible Assets

Depreciation

Depreciation of $629 million in the second quarter of 2009 represented an increase of $17 million, or 2.8%, compared to $612 million for the same period last year, and reflects higher assets.
     Depreciation of $1,254 million on a year-to-date basis in 2009 represented an increase of $19 million, or 1.5%, compared to $1,235 million in 2008. The increase was mainly due to a higher asset base partly offset by a $12 million charge as a result of an impairment of certain fixed assets in the first quarter of 2008 and a $7 million charge at Bell Aliant on the finalization of the purchase price allocation in the first quarter of 2008 related to its privatization of the Bell Nordiq Income Fund (Bell Nordiq).

Amortization of Intangible Assets

Amortization of intangible assets of $192 million in the second quarter of 2009 represented an increase of $17 million, or 9.7%, compared to $175 million for the same period last year due to an increase in our finite-life intangible assets.
     Amortization of $385 million on a year-to-date basis in 2009 represented an increase of $15 million, or 4.1%, compared to $370 million in 2008. The increase resulted from higher finite-life intangible assets offset by 2008 charges of $11 million for an impairment of certain intangible assets and $9 million at Bell Aliant as the finalization of the purchase price allocation related to its privatization of Bell Nordiq resulted in an increase in intangible assets, both in the first quarter.

Restructuring and Other

We recorded restructuring charges and other of $146 million in the second quarter of 2009 and $255 million on a year-to-date basis in 2009. These second quarter 2009 charges included:

  charges of $117 million in the second quarter of 2009 and $174 million on a year-to-date basis related to voluntary and involuntary workforce reduction initiatives charges of $20 million in the second quarter of 2009 and $53 million on a year-to-date basis for relocating employees and closing real estate facilities that are no longer needed charges of $3 million in the second quarter of 2009 and $12 million on a year-to-date basis at Bell Aliant related to workforce reduction initiatives.

We recorded restructuring charges and other of $71 million in the second quarter of 2008 and $354 million on a year-to-date basis in 2008. These second quarter 2008 charges included:

  charges of $15 million in the second quarter of 2008 and $32 million on a year-to-date basis related to involuntary workforce reduction initiatives charges of $15 million in the second quarter of 2008 and $9 million on a year-to-date basis for relocating employees and closing real estate facilities that were no longer needed. In the first quarter of 2008, we recorded a recovery of $6 million relative to real estate facilities no longer needed as a result of higher than expected sublease rental revenue.

  charges of $41 million in the second quarter of 2008 and $313 million on a year-to-date basis related primarily to a charge of $236 million accrued in other long-term liabilities for the CRTC’s decision in the first quarter of 2008 to approve the use of the deferral account funds for the uneconomic expansion of broadband service, employee retention costs and other costs associated with the closing of the privatization transaction.

Interest Expense

Interest expense of $179 million in the second quarter of 2009 represented a decrease of $14 million, or 7.3%, compared to $193 million for the same period last year as a result of capitalized interest on spectrum licences and lower interest rates, partly offset by higher average debt levels.
     Interest expense of $370 million on a year-to-date basis in 2009 represented a decrease of $21 million, or 5.4%, compared to $391 million for the same period last year as a result of capitalized interest on spectrum licences and lower interest rates on debt, partly offset by higher average debt levels.

Income Taxes

Income taxes of $167 million in the second quarter of 2009 represented a decrease of $28 million, or 14.4%, compared to $195 million for the same period last year mainly as a result of lower pre-tax earnings in the second quarter of 2009 due to higher restructuring and other, and depreciation and amortization, partly offset by higher EBITDA.
     Income taxes of $314 million on a year-to-date basis represented an increase of $10 million, or 3.3%, compared to $304 million for the same period last year as a result of higher pre-tax earnings in 2009 from higher EBITDA and lower restructuring and other, partly offset by higher depreciation and amortization.

10  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Non-Controlling Interest

Non-controlling interest of $79 million in the second quarter of 2009 represented a decrease of $9 million, or 10.2%, compared to $88 million for the same period last year due mainly to lower earnings at Bell Aliant as a result of a loss recognized on the settlement of interest rate swaps in Q2 2009.

Discontinued Operations

The net loss from discontinued operations was $3 million in the second quarter of 2009 and $8 million on a year-to-date basis in 2009.
     The net loss from discontinued operations of $23 million in the second quarter of 2008 and $25 million on a year-to-date basis in 2008 related mainly to a write-down to net realizable value related to the future sale of certain of our businesses.

Net Earnings and Earnings per share (EPS)

Net earnings applicable to common shares for the second quarter of 2009 were $346 million, or $0.45 per common share, which represents a decrease of 4.2% compared with net earnings of $361 million, or $0.45 per common share for the same period last year. The decrease is due to a net charge of $98 million for restructuring and other and a loss on investments of $3 million in the second quarter of 2009, compared to a net charge of $48 million for restructuring and other in the second quarter of 2008 and a net loss on investments of $16 million mainly from discontinued operations.
     Excluding the impact of restructuring and other and net losses (gains) on investments, Adjusted net earnings increased by $22 million to $447 million in the second quarter of 2009. The impacts of higher EBITDA and fewer average outstanding common shares were partially offset by increased depreciation and amortization expense and higher net benefit plans cost as compared to the second quarter of 2008. Consequently, Adjusted EPS increased year over year to $0.58 from $0.53 per common share.
     On a year-to-date basis, net earnings applicable to common shares were $723 million, or $0.93 per common share, which represents an increase of 16.8% compared to net earnings of $619 million, or $0.77 per common share for the same period last year. Net earnings were lower on a year-to-date basis in 2008 due to a net charge of $245 million for restructuring and other, which includes a charge of $166 million for uneconomic broadband expansion, and a net loss on investments of $18 million, mainly from discontinued operations.
     Excluding the impact of restructuring and other and net losses (gains) on investments, Adjusted net earnings increased by $11 million, from $882 million to $893 million on a year-to-date basis in 2009. Higher EBITDA and fewer average outstanding common shares were partly offset by increased depreciation and amortization expense, higher net benefit plans cost and lower interest income. Adjusted EPS increased $0.05 on a year-to-date basis in 2009 to $1.15 per common share from $1.10 per common share in 2008.

SEGMENTED ANALYSIS

OPERATING REVENUES	Q2 2009	Q2 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Bell Wireline	2,575	2,627	(2.0%	)	5,167	5,282	(2.2%	)
Bell Wireless	1,104	1,120	(1.4%	)	2,182	2,171	0.5%
Inter-segment eliminations	(51)	(64)	20.3%		(99)	(122)	18.9%

Bell	3,628	3,683	(1.5%	)	7,250	7,331	(1.1%	)
Bell Aliant	790	835	(5.4%	)	1,614	1,691	(4.6%	)
Inter-segment eliminations	(116)	(124)	6.5%		(225)	(262)	14.1%

Total operating revenues	4,302	4,394	(2.1%	)	8,639	8,760	(1.4%	)

OPERATING INCOME	Q2 2009	Q2 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Bell Wireline	290	370	(21.6%	)	639	551	16.0%
Bell Wireless	338	316	7.0%		638	609	4.8%

Bell	628	686	(8.5%	)	1,277	1,160	10.1%
Bell Aliant	197	200	(1.5%	)	378	376	0.5%

Total operating income	825	886	(6.9%	)	1,655	1,536	7.7%

BCE INC.  Q2 2009  QUARTERLY REPORT  11

Management’s Discussion and Analysis

Bell Wireline Segment

Bell Wireline Revenue

BELL WIRELINE REVENUE	Q2 2009	Q2 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Local and access	796	845	(5.8%	)	1,601	1,702	(5.9%	)
Long distance	271	298	(9.1%	)	549	596	(7.9%	)
Data	919	894	2.8%		1,831	1,798	1.8%
Video	389	356	9.3%		776	712	9.0%
Equipment & other	119	143	(16.8%	)	252	296	(14.9%	)

Total external revenues	2,494	2,536	(1.7%	)	5,009	5,104	(1.9%	)
Inter-segment revenues	81	91	(11.0%	)	158	178	(11.2%	)

Total Bell Wireline revenue	2,575	2,627	(2.0%	)	5,167	5,282	(2.2%	)

Bell Wireline’s revenues totalled $2,575 million in Q2 2009, down 2.0% from $2,627 million in Q2 2008. Year-over-year revenue increases of $33 million in video and $25 million in data were more than offset by decreases of $49 million, $27 million and $24 million in local and access, long distance, and equipment and other, respectively.
     In the first half of 2009, Bell Wireline’s revenues declined 2.2% to $5,167 million from $5,282 million in the first half of 2008. Decreases of $101 million in local and access, $47 million in long distance, and $44 million in equipment and other were moderated by increases of $64 million in video and $33 million in data.

Local and access

Local and access revenues declined 5.8% and 5.9% in the second quarter and first half of 2009, respectively, to $796 million and $1,601 million from $845 million and $1,702 million in the same periods in 2008. The year-over-year decreases were due largely to ongoing residential NAS erosion, as well as to discounts and other promotional incentives related to our Home Phone service packages and customer winback initiatives. Higher year-over-year business line losses, and the continued decline in our payphone business stemming from a drop in usage, also negatively impacted local and access revenues this year. The positive impact of price increases applied since the end of Q2 2008 on certain optional features, Home Phone packages, and various other business and wholesale access services, moderated the year-over-year decreases in local and access revenues. The improving quarterly trend in local and access revenue erosion can be attributed to a declining number of residential local line losses, year over year, which decreased for a seventh consecutive quarter in Q2 2009, to 7.4%.
     At June 30, 2009, our combined residential and business NAS customer base totalled 7,200,000 lines (comprised of 4,053,000 residential lines and 3,147,000 business lines), compared with 7,608,000 (comprised of 4,375,000 residential lines and 3,233,000 business lines) at the end of the second quarter of 2008. This corresponds to an annualized rate of erosion on our total NAS customer base of 5.4% in the second quarter of 2009 compared with 6.2% in the second quarter of 2008. In terms of total NAS lines, our net losses in the second quarter and first half of 2009 were 132,000 and 236,000, respectively, compared with 132,000 and 251,000 in the same corresponding periods in 2008. The year-over-year reduction in total NAS line losses can be attributed to the benefit of service bundling, the attractiveness of our Home Phone package offers, customer winbacks, reduced losses to competitive local exchange carriers (CLECs), and technology substitution. This improvement occurred despite ongoing aggressive competition from both cable TV operators and CLECs for local telephone service. Although our residential local business has exhibited resiliency to the economic downturn that began in late 2008 in Canada, the continued softening of the SMB market in Ontario and Québec has resulted in a larger number of disconnections and fewer installations year over year. This contributed to a higher annualized rate of business NAS erosion in the second quarter of 2009, which increased to 2.7% from 1.9% and 1.5% in the preceding two quarters, respectively.

Long distance

Long distance revenues were $271 million and $549 million in the second quarter and first half of 2009, compared with $298 million and $596 million in the same periods in 2008. The year-over-year decreases of 9.1% and 7.9% reflected residential and business NAS erosion, technological substitution to wireless and Internet, toll competition, and pricing pressures in our business and wholesale markets. These factors contributed to an overall reduction in total minutes of usage. The increased adoption by residential customers of unlimited or large usage packages for a set monthly price instead of per-minute rates also contributed to lower long distance revenues in 2009 compared with the previous year.
     Consistent with NAS erosion, competitive substitution and the impacts of a weaker economy particularly in our business markets, total minute volumes decreased by 2.3% in Q2 2009 to 2,915 million conversation minutes from 2,985 million in Q2 2008 and by 2.5% in the first half of 2009 to 5,766 million conversation minutes from 5,915 million in the same six-month period last year. The year-over-year decline reflected lower volumes in both our consumer and SMB markets, as well as competitive pressures in wholesale. Mainly as a result of a decrease in total minutes of usage and ongoing industry-wide price competition, average revenue per minute (ARPM) decreased by $0.005 this quarter and $0.006 year to date to $0.084 and $0.085 from $0.089 and $0.091 in the corresponding periods in 2008.

12  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Data

Data revenues grew 2.8% in Q2 2009 to $919 million, up from $894 million in the same quarter last year. Similarly, in the first half of 2009, data revenues were 1.8% higher year over year, increasing to $1,831 million from $1,798 million last year. Data growth in 2009 has been driven mainly by higher Internet services revenue resulting from an increase in the total number of high-speed Internet customer connections, higher residential Internet ARPU, increased IP and broadband connectivity services revenue generated by our business customers, and continued ICT revenue growth from the professional services businesses within our Enterprise unit. Our Wholesale unit also contributed to year-over-year data revenue growth, mainly as a result of greater demand for Internet access connections and higher data services revenues from increased volumes of competitor digital network access and rate increases. These favourable factors were partly offset by lower legacy data revenues and decreased Internet portal revenues from reduced advertising attributable to the economic downturn. Legacy data revenues continued to erode mainly as a result of business customer migration to IP-based systems, competitive losses, continued market pricing pressures, and decreased equipment sales to business customers who are deferring buying decisions and spending more cautiously given the sluggish economy.
     We added 2,000 net high-speed Internet subscribers in Q2 2009 compared with a net loss of 1,000 subscribers in the same quarter last year. Despite reduced sales to and higher deactivations among business customers since the beginning of the year largely as a result of ongoing economic weakness and our competitors’ aggressive acquisition offers, net subscribers increased year over year due mainly to higher wholesale demand for access service connections and better residential sales performance in our direct channels driven by promotional offers. In the first half of 2009, we added 8,000 new net subscribers, compared with 9,000 in the same period last year. At June 30, 2009, our high-speed Internet subscriber base totalled 2,062,000, representing a 2.4% increase since the end the second quarter of 2008.

Video

Video revenues increased 9.3% in the second quarter of 2009 and 9.0% in the first half of this year to $389 million and $776 million, respectively, as a result of higher ARPU and a larger customer base. Video ARPU in Q2 2009 was up 7.0% year over year, increasing by $4.51 to $68.98 per month from $64.47 per month in the previous year. The year-over-year improvement in video ARPU was mainly due to customer upgrades to higher-priced programming packages driven partly by increased customer adoption of premium STBs. Similarly, video ARPU in the first half of 2009 increased $4.35, or 6.7%, year over year to $68.91 per month.
     We added 20,000 net new video subscribers in the second quarter of 2009, compared with 8,000 in the same quarter last year. This brought the total number of net activations in the first half of 2009 to 32,000, up from 9,000 in the corresponding six-month period in 2008. The year-over-year improvement can be attributed mainly to higher activations through our direct channels as we continued to leverage our household service bundles marketing strategy, increased sales in our independent retail channels driven mainly by promotional offers, and increased customer subscriptions from MDUs. At June 30, 2009, our video subscriber base totalled 1,884,000.
     Our video churn rate in both the second quarter and first half of 2009 remained unchanged, year over year, at 1.1%.

Equipment & other

Equipment and other revenues decreased 16.8% this quarter and 14.9% year to date to $119 million and $252 million, respectively, from $143 million and $296 million in the same periods in 2008. The year-over-year declines were due primarily to lower overall equipment sales, attributable partly to economic conditions and partly to our decision to focus on recurring service revenues. The termination of Bell Internet’s PC equipment sales program in the second quarter of 2008 also adversely impacted equipment and other revenues year over year.

Bell Wireline Operating Income

Operating income for our Bell Wireline segment in the second quarter of 2009 was $290 million, down from $370 million in the second quarter of 2008. The year-over-year decrease was due largely to higher restructuring and other charges in Q2 2009 totalling $139 million, which reflected charges recorded for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, the relocation of employees and closing of real estate facilities that are no longer needed as a result of a reduced workforce, and the relocation of employees to campus environments. This compared with restructuring and other charges of $63 million in the second quarter of 2008.
     Bell Wireline’s operating income before restructuring and other in the Q2 2009 decreased 0.9% to $429 million from $433 million in Q2 2008, mainly as a result of the following:

  loss of higher-margin legacy voice and data revenues, due to erosion of our residential NAS customer base, enterprise customer losses, and business customer migration from legacy to IP-based networks the impact of a weaker Canadian dollar on our U.S. dollar-denominated purchases higher transit and network termination costs from increased southbound call traffic to the United States higher depreciation and amortization expense

  higher variable compensation expense and net benefit plans cost.

BCE INC.  Q2 2009  QUARTERLY REPORT  13

Management’s Discussion and Analysis

These factors, which had an unfavourable impact on operating income this quarter, were partly offset by:

  higher video, Internet, broadband connectivity and ICT services revenues decreased labour costs from a reduced workforce and lower compensation expense lower cost of product sales consistent with an overall decline in product revenues and reflecting the termination of Bell Internet’s PC equipment sales program in the second quarter of 2008 decreased bad debt expense.

Unusual charges recorded in the second quarter of 2008 in respect of the Federal Court of Appeal’s decision regarding CRTC video broadcast licence fees for the period from September 2006 to June 2008 and a write-down of assets related to the termination of Bell Internet’s PC equipment sales program also contributed to the favourable variance in Bell Wireline’s operating income this year.
     In the first half of 2009, our Bell Wireline segment reported operating income of $639 million compared with $551 million in the same period last year. The year-over-year improvement was due largely to higher restructuring and other charges in the first half of 2008 totalling $343 million, which reflected a charge recorded for uneconomic broadband expansion and costs associated with the proposed privatization of BCE Inc. This compared with restructuring and other charges of $237 million in the first half of 2009, incurred mainly as a result of a retirement incentive for unionized employees and the relocation of employees and closing of real estate facilities that are no longer needed because of prior workforce reduction initiatives and moving our employees to campus environments. Before restructuring and other costs, Bell Wireline’s operating income decreased 2.0% to $876 million in 2009 from $894 million in 2008 due mainly to the same factors described above for the second quarter.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q2 2009	Q2 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Service	1,005	1,008	(0.3%	)	1,991	1,964	1.4%
Product	88	99	(11.1%	)	170	181	(6.1%	)

Total external revenues	1,093	1,107	(1.3%	)	2,161	2,145	0.7%
Inter-segment revenues	11	13	(15.4%	)	21	26	(19.2%	)

Total Bell Wireless revenue	1,104	1,120	(1.4%	)	2,182	2,171	0.5%

Bell Wireless operating revenues declined 1.4% to $1,104 million in the second quarter of 2009 from $1,120 million in the second quarter of 2008. The decrease was due mostly to lower product sales year over year. In the first half of the year, wireless operating revenues were relatively stable, growing 0.5% to $2,182 million in 2009 from $2,171 million last year.
     Wireless service revenue was down 0.3%, or $3 million, year over year, in Q2 2009. The decrease in service revenue can be attributed to the impact of a weaker economy, which has adversely affected discretionary spending by both our consumer and business customers, and to ongoing competitive pricing pressures stemming largely from increased industry penetration of flanker brands. Wireless service revenues increased 1.4% to $1,991 million in the first half of 2009 from $1,964 million in the corresponding period in 2008.
     Product revenues in the second quarter and first half of 2009 decreased 11.1% and 6.1%, respectively, to $88 million and $170 million from $99 million and $181 million in the same periods in 2008. The year-over-year declines were due primarily to lower average handset pricing, discounted acquisition offers to stimulate subscriber activations, and a lower number of handset upgrade sales to existing customers.
     Both postpaid and prepaid ARPU decreased year over year in the second quarter and first half of 2009. Postpaid ARPU was $62.58 per month this quarter and $62.46 per month year to date, compared with $66.19 per month and $65.24 per month in the same periods last year. Prepaid ARPU declined to $16.41 per month and $15.89 per month in second quarter and first half of 2009, respectively, from $17.48 per month and $16.99 per month in the corresponding periods in 2008. Accordingly, blended ARPU declined to $52.05 per month in Q2 2009 and $51.79 per month in the first half of 2009 from $54.27 per month and $53.30 per month last year.
     Wireless ARPU declined year over year this quarter due primarily to the weaker economy as voice usage continued to decrease. The decline in the voice component of ARPU has resulted from reductions in roaming, out-of-plan usage and long distance calling as customers curtail travel and adjust their usage during the recession by adopting richer plans with more services and voice minutes included. A higher proportion of new and existing customers subscribing to lower-priced rate plans, as well as decreased in-bound roaming rates, also contributed to the weakness in wireless ARPU this year. These factors were offset partly by growth in the data component of ARPU, reflecting higher usage and increased subscriptions to data bundles consistent with the sale of a greater number of smartphones, wireless Internet sticks, and other data-capable devices year over year.

14  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     Gross wireless activations increased 3.3% in Q2 2009 and 3.8% in the first half of 2009 to 404,000 and 770,000, respectively, compared with 391,000 and 742,000 in the same periods in 2008. The year-over-year improvement was driven mainly by higher prepaid gross activations, which increased 15.9% this quarter and 8.6% year to date to 160,000 and 316,000, respectively, from 138,000 and 291,000 in 2008, reflecting growth at Virgin and relatively higher demand for prepaid products as consumers curb spending in a weaker economy. Postpaid gross activations decreased 3.6% in Q2 2009 to 244,000 from 253,000 in Q2 2008, despite strong demand for smartphones and wireless Internet sticks, largely as a result of the slower economy and an intensely competitive market. Postpaid gross activations remained relatively unchanged year to date, increasing 0.7% to 454,000 in 2009 from 451,000 in the first half of 2008.
     Our blended churn rate increased to 1.7% in both the second quarter and first half of 2009 from 1.6% in the same respective periods last year, reflecting higher postpaid and prepaid churn. Postpaid churn increased to 1.3% both this quarter and year to date from 1.1% and 1.2% in the corresponding periods in 2008, due mainly to higher economy-driven deactivations and continued competitive marketing intensity. Prepaid churn increased to 3.3% in Q2 2009 and 3.1% in the first half of 2009 from 3.0% and 2.9% in the same respective periods in 2008 because of a higher number of inactive customers.
     Mainly as a result of higher postpaid and prepaid customer churn, total wireless net activations decreased to 45,000 and 75,000 in the second quarter and first half of 2009, respectively, from 83,000 and 117,000 in the same periods last year. Postpaid net activations totalled 64,000 in Q2 2009 and 99,000 year to date, compared with 111,000 and 139,000 in 2008, while prepaid experienced net subscriber losses of 19,000 and 24,000 in the second quarter and first half of 2009, respectively, compared with net decreases of 28,000 and 22,000 last year. At June 30, 2009, we provided service to 6,572,000 wireless subscribers, representing a 3.8% increase since the end of the second quarter of 2008.

Bell Wireless Operating Income

Our Bell Wireless segment reported operating income of $338 million in Q2 2009, up 7.0% from $316 million in the same quarter last year. The year-over-year increase was due primarily to lower subscriber acquisition costs and decreased customer retention and handset upgrade spending. These factors were offset partly by:

  lower product revenue

  increased costs to provide data content and support related services being offered increased customer care costs, including increased warranty and repair costs, as a result of supporting more sophisticated devices and services.

Lower operating revenues also moderated the increase in wireless operating income this quarter.
     In the first half of 2009, Bell Wireless’ operating income improved 4.8% to $638 million from $609 million in the same period last year, primarily for the same reasons as in the second quarter of 2009.
     Wireless cost of acquisition decreased by 14.6% in Q2 2009 and by 7.9% in the first half of 2009 to $356 and $375 per gross activation, respectively, from $417 and $407 per gross activation in the same periods last year, primarily as a result of reduced marketing and sales expenses in combination with higher gross activations. Handset subsidies remained virtually flat year over year. Subscriber acquisition costs are comprised mainly of handset subsidies, sales commissions and marketing expenses.

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q2 2009	Q2 2008	% CHANGE		YTD 2009	YTD 2008	% CHANGE

Local and access	338	349	(3.2%	)	674	694	(2.9%	)
Long distance	101	108	(6.5%	)	201	214	(6.1%	)
Data	157	150	4.7%		309	292	5.8%
Wireless	19	18	5.6%		37	34	8.8%
Equipment & other	100	126	(20.6%	)	248	277	(10.5%	)

Total external revenues	715	751	(4.8%	)	1,469	1,511	(2.8%	)
Inter-segment revenues	75	84	(10.7%	)	145	180	(19.4%	)

Total Bell Aliant revenue	790	835	(5.4%	)	1,614	1,691	(4.6%	)

Bell Aliant revenues decreased 5.4% to $790 million in Q2 2009 and 4.6% to $1,614 million in the first half of this year from $835 million and $1,691 million in same respective periods in 2008. The year-over-year declines were due primarily to the wind-down in the operations of AMP in the third quarter of 2008 following Bell’s notification that it would terminate its contract to use AMP as its exclusive distributor in Atlantic Canada, as well as to the continued decrease in revenues from its local and access and long distance services. Lower IT product sales in the second quarter of 2009, compared with the same period last year, also contributed to lower operating revenues year over year. These unfavourable factors were offset partly by higher year-over-year revenues from Internet.

BCE INC.  Q2 2009  QUARTERLY REPORT  15

Management’s Discussion and Analysis

     Local and access revenues decreased 3.2% and 2.9% in the second quarter and first half of 2009, respectively, to $338 million and $674 million from $349 million and $694 million in the same periods last year. This was due to a 4.3% decline in the NAS customer base since the end of the second quarter of 2008, reflecting competitive losses, driven by aggressive pricing and increased promotional activity by competitors, as well as expansion in the cable telephony footprint, and substitution for other services including wireless and voice over Internet protocol (VoIP) services. Revenue losses were mitigated through retention programs that targeted high-value customers, pricing increases in certain areas of Bell Aliant’s territory, and increased penetration of features and service bundles. At June 30, 2009, Bell Aliant had 3,023,000 NAS in service, compared with 3,159,000 one year earlier.
     Long distance revenues were $101 million this quarter and $201 million year to date, down 6.5% and 6.1%, respectively, compared with $108 million and $214 million in the corresponding periods in 2008. The decrease was due primarily to a 4.7% decline in conversation minutes, due mainly to competitive losses and technology substitution to wireless calling and IP-based services. In addition, ARPM decreased 1.1% both this quarter and year to date to $0.094 and $0.092, respectively, from $0.095 and $0.093 in the same periods in 2008, due to price reductions, primarily for enterprise customers, and the continued shift by residential customers from per-minute rate plans in favour of set-price packages.
     Data revenues increased 4.7% and 5.8% in the second quarter and first half of 2009, respectively, to $157 million and $309 million from $150 million and $292 million in the same periods last year. The improvement can be attributed primarily to higher Internet revenues driven by an 8.0% increase in the number of high-speed subscribers and higher residential ARPU from growth in value-added services and of price increases over the past year. At June 30, 2009, Bell Aliant had 783,000 high-speed Internet subscribers compared with 725,000 one year earlier.
     Wireless revenues grew 5.6% in Q2 2009 to $19 million from $18 million in Q2 2008, and 8.8% in the first half of 2009 to $37 million from $34 million in the same six-month period last year. The year-over-year increase was due mainly to a larger subscriber base and slightly higher ARPU. At June 30, 2009, Bell Aliant had 117,000 wireless customers, representing a 6.4% increase since the end of the second quarter of 2008.
     Equipment and other revenues decreased 20.6% and 10.5% in the second quarter and first half of 2009, respectively, to $100 million and $248 million from $126 million and $277 million in the same periods last year. The year-over-year decrease was due primarily to the wind-down in the operations of AMP and lower IT product revenues in the second quarter of 2009 resulting from product sales to a key customer in Q2 2008 that did not recur this year.

Bell Aliant Operating Income

Operating income at Bell Aliant was lower year over year, decreasing by 1.5% to $197 million in Q2 2009 from $200 million in Q2 2008. The year-over-year decline was due to lower overall operating revenues and higher restructuring and other costs related mainly to charges taken for a retirement incentive program for eligible unionized employees. This was largely offset by lower labour costs as a result of workforce reduction programs in Q4 2008 and Q1 2009 and decreased use of consultants and IT services contract labour, as well as lower cost of revenue resulting from a decrease in IT-related product sales. Other cost containment initiatives that resulted in reduced selling, general and administrative expenses, as well as lower bad debt expense and decreased net benefit plans cost also moderated the year-over-year decrease in operating income in the second quarter of 2009. Year to date, Bell Aliant’s operating income remained virtually unchanged year over year at $378 million, compared with $376 million in the first six months of 2008.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis

NET DEBT

	Q2 2009	Q4 2008

Debt due within one year(1)	1,171	2,201
Long-term debt	10,573	10,099
Securitization of accounts receivable	1,305	1,305
Preferred shares	2,770	2,770
Cash and cash equivalents(2)	(1,764)	(3,054)

Net debt	14,055	13,321

(1) Includes bank advances and notes payable. (2) Includes $320 million of cash held in escrow.

Net debt increased $734 million to $14,055 million in the first half of 2009 due mainly to a decrease in cash and cash equivalents. BCE Inc. repurchased and canceled 36 million outstanding common shares for $894 million and paid dividends on common shares of $595 million while free cash flow contributed $792 million in the first half of 2009.

16  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Cash flows from operating activities	1,476	1,539	2,401	2,441
Bell Aliant distributions to BCE	73	74	146	145
Capital expenditures	(800)	(710)	(1,390)	(1,261)
Other investing activities	(27)	2	(40)	5
Cash dividends paid on preferred shares	(27)	(32)	(55)	(67)
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(92)	(184)	(182)
Bell Aliant free cash flow	(83)	(129)	(86)	(125)

Free cash flow	520	652	792	956
Bell Aliant undistributed free cash flow	10	55	(60)	(20)
Business acquisitions	(1)	(24)	(21)	(55)
Business dispositions	–	–	–	(10)
Going-private costs	(1)	(8)	(7)	(17)
Increase in investments	(1)	(2)	(1)	(4)
Decrease in investments	–	1	–	1
Net repayment of debt instruments	(476)	(182)	(482)	(219)
Cash dividends paid on common shares	(301)	(293)	(595)	(587)
Issue of common shares	1	15	2	16
Repurchase of common shares	(337)	–	(894)	–
Other financing activities	(31)	(10)	(41)	(22)
Cash from (used in) discontinued operations	18	(5)	10	(16)

Net (decrease) increase in cash and cash equivalents	(599)	199	(1,297)	23

Cash Flows from Operating Activities

Cash flows from operating activities were $1,476 million in the second quarter of 2009, a decrease of $63 million, or 4.1%, compared to $1,539 million in the second quarter of 2008 due mainly to:

  an increase of $76 million in restructuring and other payments due mainly to workforce reduction initiatives an increase of $43 million in pension contributions at Bell Canada a decrease of $23 million in interest received as a result of lower interest rates on temporary cash investments and lower average cash balances.

This was partly offset by higher cash earnings from an increase in EBITDA, exclusive of net benefit plans cost of $66 million and improvements in working capital.

In the first half of 2009, cash flows from operating activities were $2,401 million, a decrease of $40 million, or 1.6%, compared to $2,441 million in the first half of 2008. On a year-to-date basis, the decrease was due to:

  an increase of $129 million in restructuring and other payments due mainly to workforce reduction initiatives an increase of $92 million in pension contributions at Bell Canada a decrease of $50 million in interest received as a result of lower interest rates on temporary cash investments and lower average cash balances.

This was partly offset by higher cash earnings from an increase in EBITDA, exclusive of net benefit plans cost of $89 million and improvements in working capital.

Free Cash Flow

Free cash flow this quarter was $520 million, compared to free cash flow of $652 million in the second quarter of 2008. This decrease was mainly due to a decrease in cash flows from operating activities of $63 million, an increase of $90 million in capital expenditures and a $29 million decrease in cash flows in other investing activities related to payments of capitalized interest and a deposit on purchase of spectrum licences.
     In the first half of 2009, free cash flow was $792 million, a decrease of $164 million, compared to $956 million in the first half of 2008. On a year-to-date basis, the decrease was mainly due to a decrease in cash flows from operating activities of $40 million, an increase of $129 million in capital expenditures and a $45 million decrease in cash flows in other investing activities related to payments of capitalized interest and a deposit on purchase of spectrum licences.

BCE INC.  Q2 2009  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Capital Expenditures

Capital expenditures for BCE were $800 million in Q2 2009 and $1,390 million in the first half of 2009, compared with $710 million and $1,261 million in the same periods last year. The year-over-year increase was due primarily to higher spending at Bell. Capital spending at Bell Aliant decreased this quarter to $121 million from $127 million in Q2 2008, and increased in the first half of 2009 to $229 million from $222 million in the same six-month period last year. As a percentage of revenues, capital expenditures for BCE increased to 18.6% in the second quarter of 2009 from 16.2% in the second quarter of 2008, and to 16.1% in the first half of 2009 from 14.4% in the same six-month period last year.
     At Bell, capital expenditures increased 16.5% and 11.7% in the second quarter and first half of 2009, respectively, to $679 million and $1,161 million from $583 million and $1,039 million in the corresponding periods last year. This represents capital intensity ratios of 18.7% and 16.0% in the second quarter and first half of 2009, respectively, compared with 15.8% and 14.2% in 2008. The year-over-year increases can be attributed mainly to new investments in both our wireless and wireline broadband networks, including the deployment of an HSPA 3G wireless network that is expected to be in service nationally by early 2010, the rollout of high-speed fibre access directly to residential neighbourhoods and to new condominiums and other MDUs throughout the Québec-Windsor corridor, fleet upgrades, as well as speed and capacity enhancements to our IP backbone network infrastructure. This was offset partly by lower expenditures to maintain our legacy network infrastructure, reduced internal IT spending, and less capital to support business customers.

Debt Instruments

In the second quarter, debt repayments included $700 million of debentures and approximately $240 million of notes payable and bank advances at Bell Canada, $650 million of notes at BCE Inc. and $150 million of credit facilities at Bell Aliant. We made other payments that included payments under capital leases. This was partly offset by Bell Canada’s issuance of $1 billion principal amount of medium term debentures and the issuance by Bell Aliant Regional Communications, Limited Partnership of $350 million principal amount of medium term notes. Year-to-date activity was further impacted by payments under capital leases partly offset by increased borrowings of notes payables and bank advances at Bell Canada.
     We repaid $182 million and $219 million of debt, net of issuances, in the second quarter of 2008 and in the first half of 2008, respectively. These mainly included payments under capital leases.

Cash Dividends Paid on Common Shares

In the second quarter of 2009, the cash dividends paid on common shares increased as we paid a dividend of $0.385 per common share, as compared to a dividend of $0.365 in the second quarter of 2008, partly offset by a lower share count in 2009.
     In the first half of 2009, the cash dividends paid on common shares increased as we paid a dividend of $0.75 per common share, as compared to a dividend of $0.73 for the same period last year, partly offset by a lower share count in 2009.

Repurchase of Common Shares

In the second quarter of 2009, BCE Inc. cancelled 13.5 million of its outstanding common shares for a total cash outlay of $337 million under its NCIB program. On a year-to-date basis, BCE Inc. cancelled 36.0 million of its outstanding common shares for a total cash outlay of $894 million. The program is complete.

CREDIT RATINGS

Our key credit ratings at August 5, 2009 remain unchanged from those described in the BCE 2008 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2008 Annual MD&A.

18  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are significant updates to the legal proceedings described under the section Legal Proceedings at pages 35 to 45 of the BCE 2008 AIF filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2009 First Quarter MD&A also filed with the Canadian securities commissions (available on BCE’s website and on SEDAR) and with the SEC under Form 6-K (available on EDGAR). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2008 AIF.

Lawsuits Related to Bell Canada

Class Action Concerning Wireless Access Charges

As discussed in more detail in the BCE 2008 AIF, on September 17, 2007, the Saskatchewan Court of Queen’s Bench certified as a class proceeding the plaintiffs’ action against wireless communications services providers, including Bell Mobility Inc. and Aliant Telecom Inc., on the grounds of “unjust enrichment” in connection with certain system access fees and system licensing charges invoiced by wireless telecommunications services providers to their customers.
     On January 5 and 6, 2009, the Court of Queen’s Bench heard motions from the plaintiffs to convert the class from a national opt-in class to a national opt-out class and to add BCE Inc. and Bell Canada as defendants. On May 7, 2009, the Court of Queen’s Bench released its decisions, refusing the plaintiffs’ requests on both motions. The plaintiffs have sought leave to appeal the decisions before the Saskatchewan Court of Appeal and we are expecting the applications for leave to appeal to be heard before the end of the year.
     Furthermore, on July 27, 2009, a new statement of claim was filed under The Class Action Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless service providers, including Bell Mobility Inc. and members of the Bell Aliant group, by certain alleged customers. This new statement of claim is based on similar alleged facts than the action discussed above.
     The causes of action alleged in this new claim are misrepresentation, breach of the Competition Act (Canada) and conspiracy. These are all causes of action which were rejected by the Court in the above noted action.
     The new claim alleges in addition that the government charges constitute less than what the defendants collected for the system access fees. As such, the plaintiffs are seeking either a reimbursement of the full amount of the system access fees or, in the alternative, the difference between the system access fees charged and government charges since 1987. The new claim also refers to the CRTC Rural Contribution and alleges that the defendants collected more than what was needed to meet their CRTC Rural Contribution obligations. As such, the plaintiffs are seeking an accounting of the difference between what the defendants have collected and what they needed to collect to meet their obligations in this regard since 2001.
     This new action is currently in the preliminary stages. It has not been certified and there is no date scheduled for a certification hearing.

Lawsuits Related to Teleglobe Inc.

Teleglobe Unsecured Creditor Lawsuit

As discussed in more detail in the BCE 2008 AIF, on May 26, 2004, a lawsuit currently before the District Court for the District of Delaware was filed against BCE Inc. and 10 former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The lawsuit alleges:

  breach of an alleged funding commitment of BCE Inc. towards the debtors misrepresentation by BCE Inc.

  breach and aiding and abetting breaches of fiduciary duty by the defendants.

On June 19, 2009, BCE Inc. and the individual defendants filed a motion for summary judgment regarding all claims brought against them. If the motion is granted in full, and subject to any appeal thereof, the lawsuit would be dismissed to the benefit of all defendants.
     Please see the section Legal Proceedings of the BCE 2008 AIF, as subsequently updated in the BCE 2009 First Quarter MD&A, for a more complete description of the above-mentioned legal proceedings and for a description of other legal proceedings involving us.

BCE INC.  Q2 2009  QUARTERLY REPORT  19

Management’s Discussion and Analysis

Updates to Our Regulatory Environment

The following are significant updates to the regulatory initiatives and proceedings described in the BCE 2008 Annual MD&A under the section Our Regulatory Environment at pages 56 to 62 of the BCE 2008 Annual Report filed with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the SEC under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2009 First Quarter MD&A. For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Our Regulatory Environment of the BCE 2008 Annual MD&A.

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Commitment Under the CRTC Deferral Account Mechanism

As discussed in more detail in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A, the CRTC issued in 2008 Telecom Decisions 2008-1 and 2008-21, approving the use of deferral account funds to extend broadband service to an additional 86 communities in Ontario and Québec. The CRTC also directed Bell Canada to rebate any balance remaining in its deferral account to residential customers in urban, non-high-cost serving areas of Bell Canada and Bell Aliant (in Ontario and Québec), and to file proposals to rebate such funds.
     Bell Canada’s accumulated deferral account commitment at June 30, 2009 was estimated to be $152 million. This estimate takes into account the estimated deferral account drawdown associated with the CRTC-approved broadband expansion program and the initiatives associated with improving access to communications services for persons with disabilities. The clearing of the deferral account is subject to CRTC approval. Pursuant to Telecom Decision 2009-213, Bell Canada and Bell Aliant implemented rate reductions for residential local service in their Ontario and Québec serving areas, effective June 1, 2009, which cleared the annualized recurring amount in Bell Canada’s deferral account. As a result, as of June 30, 2009, Bell Canada does not have a future annualized commitment. As of June 30, 2009, Bell Aliant does not have an accumulated deferral account balance or a future annualized commitment.

Review of Regulatory Framework for Wholesale Services

As discussed in more detail in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A, on March 3, 2008, the CRTC issued Telecom Decision 2008-17, in which it redefined essential services, assigned individual wholesale services to six separate categories, set out the pricing rules for each and established transition periods leading to forbearance for some. In a series of applications filed in May 2008, each of Bell Canada, Bell Aliant, Télébec, Saskatchewan Telecommunications and MTS Allstream Inc. requested that the CRTC review and vary certain portions of Telecom Decision 2008-17. On June 19, 2008, Cybersurf Corp. filed an application requesting that the CRTC require incumbent telephone companies to provide wholesale DSL services at speeds equivalent to all their retail wireline Internet offerings or determine the conditions under which these should be made available to competitors. On December 11, 2008, the CRTC issued several decisions denying the review and vary requests made by the incumbent telephone companies, and issued as well, Telecom Decision 2008-117, approving in part Cybersurf Corp.’s DSL application requiring incumbent telephone companies to provide wholesale DSL services at speeds equivalent to their retail wireline Internet offerings where there is demand by a competitor.
     On January 13, 2009, Cybersurf Corp. filed an application seeking an order requiring incumbent telephone companies to provide wholesale DSL speeds equivalent to all their retail wireline Internet offerings, including those with a fibre component (i.e., FTTN). On March 3, 2009, the CRTC issued Telecom Order 2009-111 in which it ruled that the requirement to provide DSL speeds equivalent to retail wireline Internet offerings applies to all retail wireline Internet services provided over a path which includes copper facilities. This means that the requirement applies to our FTTN network. On March 11, 2009, Bell Canada and Bell Aliant, and separately TELUS, filed petitions with the Governor-in-Council requesting the rescission of Telecom Decision 2009-111 and the variation of Telecom Decision 2008-117. In their petition, Bell Canada and Bell Aliant asked the Governor-in-Council to confirm that investment in next generation networks and the connectivity that facilitates higher speed Internet access to Canadians should be encouraged as a matter of policy. Bell Canada and Bell Aliant argued that the requirement to provide aggregated wholesale DSL services at speeds equivalent to their retail Internet offerings should be limited to those services which are provided entirely over copper facilities for the access portion of the network, while TELUS argued that the requirement should apply only to those services in existence at the release of Telecom Decision 2008-117. Also, on March 11, 2009, MTS Allstream Inc. filed a petition with the Governor-in-Council requesting the reconsideration of Telecom Decision 2008-118 and Telecom Regulatory Policy CRTC 2009-34, seeking the reclassification of wholesale Ethernet and ADSL services to essential, one of the six services categories established in Telecom Decision 2008-17, and seeking a reduction in the rates for those services. Comments regarding these petitions were filed on May 4, 2009.

20  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

     On January 26, 2009, the CRTC issued Telecom Regulatory Policy 2009-34, in which it initiated a proceeding to consider issues regarding the appropriate configuration, classification and feasibility of an unbundled ADSL service for use by competitors. On May 8, 2009, the CRTC issued Telecom Notice of Consultation 2009-261, combining the proceeding initiated in Telecom Regulatory Policy 2009-34 and a corresponding request by ISPs to unbundle access to the cable networks. Bell Canada had argued that because the two proceedings raised similar issues the CRTC should combine the proceedings. The merged proceeding will consider all issues associated with the provision of these services and will provide the opportunity for Bell Canada to reargue the appropriateness of mandating access to our next generation platform. The proceeding will also include an oral public hearing beginning on November 16, 2009. The proceeding is expected to close by the end of this year and the CRTC expects to issue a final decision by the end of March 2010.

CRTC Consultation On The Accessibility Of Telecommunications And Broadcasting Services

As discussed in more detail in the BCE 2008 Annual MD&A, on June 10, 2008, the CRTC issued Broadcasting Notice of Public Hearing 2008-8 and Telecom Public Notice 2008-8 where it initiated a proceeding to address issues related to the accessibility of telecommunications and broadcasting services to persons with disabilities. The CRTC sought comments on how it can improve, where appropriate, its existing initiatives and comments, with supporting rationale, on proposals for otherwise improving the accessibility of telecommunications and broadcasting services, including those provided via the Internet and to mobile devices. Public hearings on these issues concluded on November 26, 2008.
     The CRTC issued its decision on July 21, 2009, wherein it directed telecom service providers to provide Internet Protocol Relay Service; initiated a further investigation into possible improvements to 9-1-1 service; requested that wireless providers offer at least one type of wireless mobile handset to persons with disabilities; and determined that telecom service providers and broadcasting distribution undertakings improve the accessibility of information, service and support they offer to persons with disabilities. The CRTC has generally given one to three years for implementing these new rules. The CRTC also imposed significant new obligations on broadcasters which will have little impact on the Bell Canada group of companies.

BROADCASTING ACT

Bell TV

As discussed in more detail in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A, in late October 2008, the CRTC created the Local Programming Improvement Fund (LPIF) to take effect in September 2009, to be paid via a 1% charge on satellite and cable companies’ TV revenues. The LPIF was initially designed to subsidize the production by TV stations of additional local programming in small communities.
     On July 6, 2009, and before the LPIF was implemented, the CRTC issued a decision increasing this tax to 1.5% and deciding that funds generated by the LPIF tax do not need to be spent on additional local programming by TV stations. In order to meet the CRTC’s orders without impacting the current and future quality of our products and services, Bell TV has decided to apply a monthly fee to customer billing which will not exceed 1.5% of Bell TV charges incurred on and after September 1, 2009. The CRTC also announced that it would further undertake a review of the LPIF contribution levels in a public hearing in September 2009. The CRTC indicated it was predisposed to reducing the LPIF contribution to 1%, starting in 2010. There can be no assurance that the LPIF contribution level will be reduced, maintained, or increased.
     On July 6, 2009 the CRTC also decided to impose an additional, new TV tax, commonly called fee-for-carriage. In the ruling, the CRTC indicated that it would be appropriate for cable and satellite operators to negotiate with broadcasters for compensation for the distribution of local conventional television signals. In the absence of negotiated agreements, the CRTC stated that it would provide resolution through binding arbitration. In a public process in September 2009, the CRTC will consider certain parameters of the negotiation. This is expected to result in additional monthly fees charged to Bell TV subscribers.
      We are unable to estimate the potential impact of these two CRTC decisions on our results of operation at this time. However, in an application for judicial review filed with the Federal Court of Appeal on August 4, 2009, Bell Canada and other entities of the Bell Canada group of companies are seeking to have the Federal Court of Appeal overturn the CRTC’s fee-for-carriage decision on the basis of procedural errors. Although no hearing date has been established, we expect a decision to be rendered by the end of the second quarter of 2010.

CRTC Consultation on Canadian Broadcasting in New Media

As discussed in more detail in the BCE 2008 Annual MD&A, on October 15, 2008, the CRTC issued Broadcasting Notice of Public Hearing 2008-11 where it initiated a proceeding to consider issues pertaining to Canadian broadcasting in new media. The CRTC considers broadcasting in new media to be the distribution of audio or video content over new technologies such as the Internet or mobile devices. In 1999, the CRTC had exempted broadcasting delivered or accessed over the Internet from regulation due to its limited impact on traditional radio and television and its finding that regulation was not necessary to achieve the objectives of the Broadcasting Act. More recently, it had similarly exempted broadcasting over mobile devices.

BCE INC.  Q2 2009  QUARTERLY REPORT  21

Management’s Discussion and Analysis

     The CRTC has asked interested parties to respond to questions and to provide comments, with rationale and supporting evidence, on the following matters:

  the definition of broadcasting in new media

  the significance of broadcasting in new media and its impact on the Canadian broadcasting system whether incentives or regulatory measures are necessary or desirable for the creation and promotion of Canadian broadcasting content in new media, including consideration of the potential requirement for direct financial contribution from content aggregators, ISPs and portal operators if there are issues concerning access to broadcasting content in new media what other broadcasting or public policy objectives should be considered the appropriateness of exemption orders for the new media broadcasting undertakings and mobile television broadcasting undertakings.

A public hearing concluded on March 11, 2009. On June 4, 2009, the CRTC issued Broadcasting Regulatory Policy 2009-329 in which it decided to maintain the exempt status of new media broadcasting undertakings and called on the Government of Canada to develop a national digital strategy. In addition, the CRTC referred to the Federal Court of Appeal the legal issue as to the applicability of the Broadcasting Act to ISPs.

Canadian Ownership and Control Regulations

As discussed in more detail in BCE Inc.’s Management Proxy Circular dated March 11, 2009, the Canadian ownership rules for broadcasting licensees, such as Bell TV, set out in the Direction to the CRTC (ineligibility of Non-Canadians) issued by the Governor General in Council under the Broadcasting Act, restrict allowable foreign investments in voting shares at the licensee operating company level, and at the level of any broadcasting licensee, to a maximum of 20%, and at the holding company level to a maximum of 33 1/3%. Because BCE Inc. previously held a broadcasting licence as a limited partner in Bell TV, BCE Inc. was also subject to the 20% foreign ownership limit for broadcasting licensees. However, following a recent corporate reorganization, BCE Inc. has ceased to be a broadcasting licensee, with the result that foreign ownership in BCE Inc. is now permitted up to a maximum of 33 1/3%.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A and in this MD&A, are based on the following assumptions:

Assumptions About the Canadian Economy

  Canadian GDP to decrease by approximately 2%, compared to 2008, consistent with estimates by the six major banks in Canada the Bank of Canada’s target overnight rate to remain fairly stable at approximately 1%

  the Consumer Price Index as estimated by Statistics Canada to decline from 2008 levels to the range of 1.0% to 1.5%.

Canadian Market Assumptions

  revenues generated by the residential voice telecommunications market to continue to decrease due to wireless substitution and other factors including e-mail and instant messaging substitution current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions slower Internet and video market growth than in the previous few years as a result of the relatively high penetration rates for these services and a reduced focus by our indirect retailers on actively selling these services and supporting the product category wireless industry penetration growth in 2009 to be similar to 2008, subject to the economic environment potentially causing a slowing of growth.

Operational and Financial Assumptions Concerning Bell Canada (Excluding Bell Aliant)

  many of our lines of business to provide good resiliency and protection from an economic downturn so that spending on our core wireline telephone services should not be severely impacted given the importance of these services to both residential and business customers reduced housing starts and residential moves to contribute to reduced customer turnover

  Enterprise market demand to be adversely affected as business clients revisit their investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced public sector spending the softening of the Ontario and Québec SMB market to continue with the potential to drive business NAS erosion higher

22  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

  more conservative investments by Enterprise customers to result in lower capital spending requirements to support business customers the economic recessionary environment, increased price competition and the introduction of new wireless entrants, potentially as soon as the second half of 2009, to put pressure on ARPU and result in customer satisfaction and retention becoming even more critical over time residential NAS losses to decline in 2009 compared to 2008

  Bell’s revenue outlook was derived in the context of a worsening economy

  Bell’s total net benefit plans cost and employee benefit plans funding to increase

  Bell’s capital intensity targeted at levels slightly lower than 2008

  Bell to continue to invest in extending its fibre network

  Bell’s 100-day plan and other identified cost reduction opportunities to deliver additional annualized cost savings compared to those achieved in 2008.

Financial Assumptions Concerning BCE

  restructuring and other charges lower than 2008 (excluding the impact of the privatization transaction and a charge related to the deferral account)

  depreciation and amortization expense targeted at levels slightly above 2008

  BCE’s effective tax rate to decrease compared to 2008

  relatively stable cash taxes given the accelerated utilization of Bell’s investment tax credit carry-forwards.

Assumptions About Transactions

  the permanent repayment of long-term public debt maturing in 2009.

Please see the sections entitled Business Outlook and Assumptions Made in the Preparation of Forward-Looking Statements in the BCE 2008 Annual MD&A at pages 26 to 27 and page 63 of the BCE 2008 Annual Report, as subsequently updated in the BCE 2009 First Quarter MD&A, for a more complete description of the above and other assumptions for 2009 that we made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2008 Annual MD&A we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2009 First Quarter MD&A and is further updated in this MD&A. The risks described in the BCE 2008 Annual MD&A, as updated in the BCE 2009 First Quarter MD&A, included risks associated with:

  general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of AWS spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results increased contributions to employee benefit plans

  our ability to respond to technological changes and rapidly offer new products and services events affecting the functionality of, and our ability to protect, maintain and replace, our networks, IT systems and software our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks events affecting the ability of third-party suppliers to provide to us essential products and services labour disruptions

  the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand events affecting the operations of our service providers operating outside Canada

BCE INC.  Q2 2009  QUARTERLY REPORT  23

Management’s Discussion and Analysis

  our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s dividend payments and to fund capital and other expenditures our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies regulatory initiatives or proceedings, litigation and changes in laws or regulations launch and in-orbit risks of satellites used by Bell TV

  competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services

  BCE Inc.’s dependence on its subsidiaries’ ability to pay dividends stock market volatility

  depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE Inc.’s dividend policy will be maintained

  Bell Aliant’s ability to make distributions to BCE Inc. and Bell Canada health concerns about radio frequency emissions from wireless devices delays in completion of the HSPA overlay of our wireless network and the successful implementation of the network build and sharing arrangement with TELUS to achieve cost efficiencies and reduce deployment risks loss of key executives.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2008 Annual MD&A at pages 63 to 68 of the BCE 2008 Annual Report, as updated in the BCE 2009 First Quarter MD&A and as further updated below, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2008 Annual MD&A, at pages 53 to 62 of the BCE 2008 Annual Report, as updated in the BCE 2009 First Quarter MD&A, as the case may be, and as further updated in this MD&A, for a more complete description of the above-mentioned and other risks.

UPDATES TO THE DESCRIPTION OF RISKS

The following are significant updates to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order as in the section entitled Risks that Could Affect Our Business and Results of the BCE 2008 Annual MD&A.

We may be required to increase contributions to our employee benefit plans in the future depending on various factors including future returns on pension plan assets, long-term interest rates and changes in pension regulations, which may have a negative effect on our liquidity and results of operations.

As discussed in more detail in the BCE 2008 Annual MD&A, as subsequently updated in the BCE 2009 First Quarter MD&A, our estimated funding requirements for 2009 are based on preliminary calculations and are subject to the filing of valuations with the applicable regulatory agencies. They also assumed the passing into law of the temporary funding relief proposed by the Canadian federal government in November 2008 allowing solvency deficits that arose during 2008 to be amortized over 10 years, instead of the usual five years, subject to meeting certain criteria. These temporary relief measures were included in the last Federal Budget that was adopted by Parliament in 2009. Regulations providing clarification and application details of this relief were implemented in June of this year. Neither the new law nor the regulations thereunder require us to modify our estimated funding requirements for 2009. However, such funding requirements may still be higher than expected if the results of our actuarial valuations materially and negatively differ from our preliminary calculations.

Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

The collective agreement between the CEP and Bell Canada covering approximately 7,900 clerical and associated employees expired on May 31, 2009. A notice to bargain was received by Bell Canada on April 1, 2009 and bargaining is currently taking place.
     The collective agreements between the CEP and Bell Technical Solutions Inc. covering approximately 1,720 and 1,040 craft and services employees in Ontario and Québec, respectively, expired on May 6, 2009. New collective agreements valid until May 2014 were signed during the course of July 2009.
     The collective agreement between the CEP and Bell Canada covering approximately 190 operators expired on November 24, 2008. Negotiations began in January 2009. On April 24, 2009, the employees approved a new collective agreement which was signed on May 8, 2009 and is valid until November 24, 2013.

24  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Our Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2008, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     In 2009 we decided to sell one of our businesses and it is now shown as discontinued operations. We have restated financial information for the previous periods to reflect this decision.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (AcSB) issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Section 3064 came into effect on January 1, 2009 replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. Adoption of this new standard did not have a significant impact on our financial results.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The AcSB has set January 1, 2011, as the date that IFRS will replace current Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption also is expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We will prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011.
     The following information is presented pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Progress towards completion of our IFRS changeover plan

Summarized below is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of June 30, 2009. Refer to page 72 of BCE Inc.’s 2008 Annual Report for a description of our changeover plan. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. We also expect the changeover to IFRS to impact internal controls over financial reporting, disclosure controls and procedures, and IT systems and processes. Additional information will be provided as we move towards the changeover date.

BCE INC.  Q2 2009  QUARTERLY REPORT  25

Management’s Discussion and Analysis

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Financial statement preparation

Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover completed by approximately the third quarter of 2010 Final selection of accounting policy alternatives by the changeover date

Completed the identification of IFRS differences

Design of solutions to resolve IFRS differences progressing and will be complete in the third and fourth quarters of 2009

Evaluation and selection of accounting policy alternatives is ongoing

Training and communication

Provide training to affected employees of operating units, management and the board of directors and relevant committees thereof, including the Audit Committee

Engage subject matter experts to assist in the transition

Communicate progress of changeover plan to internal and external stakeholders

Timely training provided to align with work under changeover – training completed by mid-2010

Communicate effects of changeover in time for 2011 financial planning process, by the third quarter of 2010

Completed detailed training for resources directly engaged in the changeover and general awareness training to broader group of finance employees

Periodic internal and external communications about our progress are ongoing; IFRS training provided to broad group of finance personnel and management

Third-party subject matter experts are reviewing our assessments and assisting in the transition

IT systems

Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual record-keeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011

		Changes to significant systems and dual record-keeping process completed in time for the first quarter of 2010	IFRS differences with system impacts identified and design of IT solutions is underway Dual record-keeping and capital accounting solutions identified and IT development is underway

Contractual arrangements and compensation

Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans

		Changes completed by the third quarter of 2010	IFRS differences with potential impacts on contractual arrangements and compensation plans identified

Internal control over financial reporting (ICFR)

Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes completed by the first quarter of 2010

Conduct management evaluation of new or revised controls throughout 2010

Update Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Monitoring design of solutions to address IFRS differences to permit concurrent design or revision, testing of automated controls if required, and implementation of necessary internal controls

Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun Project steering committee, including Investor Relations, meets monthly to track progress

26  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

Controls and Procedures

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Operating income	825	886	1,655	1,536
Depreciation and amortization of intangible assets	821	787	1,639	1,605
Restructuring and other	146	71	255	354

EBITDA	1,792	1,744	3,549	3,495

BELL	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Operating income	628	686	1,277	1,160
Depreciation and amortization of intangible assets	680	651	1,358	1,316
Restructuring and other	142	71	241	354

EBITDA	1,450	1,408	2,876	2,830

BELL WIRELINE	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Operating income	290	370	639	551
Depreciation and amortization of intangible assets	553	533	1,098	1,084
Restructuring and other	139	63	237	343

EBITDA	982	966	1,974	1,978

BELL WIRELESS	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Operating income	338	316	638	609
Depreciation and amortization of intangible assets	127	118	260	232
Restructuring and other	3	8	4	11

EBITDA	468	442	902	852

BCE INC.  Q2 2009  QUARTERLY REPORT  27

Management’s Discussion and Analysis

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell and for our Bell Wireline and Bell Wireless segments.

BCE	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Operating income	825	886	1,655	1,536
Restructuring and other	146	71	255	354

Operating income before restructuring and other	971	957	1,910	1,890

BELL	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Operating income	628	686	1,277	1,160
Restructuring and other	142	71	241	354

Operating income before restructuring and other	770	757	1,518	1,514

BELL WIRELINE	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Operating income	290	370	639	551
Restructuring and other	139	63	237	343

Operating income before restructuring and other	429	433	876	894

BELL WIRELESS	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Operating income	338	316	638	609
Restructuring and other	3	8	4	11

Operating income before restructuring and other	341	324	642	620

ADJUSTED NET EARNINGS

The term Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings before restructuring and other and net losses (gains) on investments.
     We use Adjusted net earnings, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to Adjusted net earnings on a consolidated basis and per BCE Inc. common share.

	Q2 2009		Q2 2008		YTD 2009		YTD 2008

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	346	0.45	361	0.45	723	0.93	619	0.77
Restructuring and other	98	0.13	48	0.06	168	0.22	245	0.31
Net losses on investments	3	0.00	16	0.02	2	0.00	18	0.02

Adjusted net earnings	447	0.58	425	0.53	893	1.15	882	1.10

28  BCE  INC.  Q2 2009  QUARTERLY REPORT

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q2 2009	Q2 2008	YTD 2009	YTD 2008

Cash flows from operating activities	1,476	1,539	2,401	2,441
Bell Aliant distributions to BCE	73	74	146	145
Capital expenditures	(800)	(710)	(1,390)	(1,261)
Other investing activities	(27)	2	(40)	5
Dividends paid on preferred shares	(27)	(32)	(55)	(67)
Distributions paid by subsidiaries to non-controlling interest	(92)	(92)	(184)	(182)
Bell Aliant free cash flow	(83)	(129)	(86)	(125)

Free cash flow	520	652	792	956

BCE INC.  Q2 2009  QUARTERLY REPORT  29

Consolidated Statements of Operations

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2009	2008	2009	2008

Operating revenues		4,302	4,394	8,639	8,760

Cost of revenue, exclusive of depreciation and amortization		(1,029)	(1,071)	(2,116)	(2,128)
Selling, general and administrative expenses		(1,481)	(1,579)	(2,974)	(3,137)
Depreciation		(629)	(612)	(1,254)	(1,235)
Amortization of intangible assets		(192)	(175)	(385)	(370)
Restructuring and other	3	(146)	(71)	(255)	(354)

Total operating expenses		(3,477)	(3,508)	(6,984)	(7,224)

Operating income		825	886	1,655	1,536
Other (expense) income		(25)	5	(23)	27
Interest expense		(179)	(193)	(370)	(391)

Pre-tax earnings from continuing operations		621	698	1,262	1,172
Income taxes		(167)	(195)	(314)	(304)
Non-controlling interest		(79)	(88)	(162)	(162)

Earnings from continuing operations		375	415	786	706
Discontinued operations		(3)	(23)	(8)	(25)

Net earnings		372	392	778	681
Dividends on preferred shares		(26)	(31)	(55)	(62)

Net earnings applicable to common shares		346	361	723	619

Net earnings per common share – basic
Continuing operations		0.46	0.48	0.94	0.80
Discontinued operations		(0.01)	(0.03)	(0.01)	(0.03)
Net earnings		0.45	0.45	0.93	0.77
Net earnings per common share – diluted
Continuing operations		0.46	0.48	0.94	0.80
Discontinued operations		(0.01)	(0.03)	(0.01)	(0.03)
Net earnings		0.45	0.45	0.93	0.77
Dividends per common share		0.385	–	0.770	0.365
Average number of common shares outstanding – basic (millions)		769.0	805.6	778.6	805.4

30  BCE  INC.  Q2 2009  QUARTERLY REPORT

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	2009	2008	2009	2008

Net earnings	372	392	778	681
Other comprehensive (loss) income – net of income taxes and non-controlling interest
Net change in unrealized (losses) gains on available-for-sale financial assets	(5)	(63)	54	(20)
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges	(27)	(7)	(26)	1
Net change in unrealized (losses) gains on currency translation adjustment (CTA)	(1)	–	2	(1)

Other comprehensive (loss) income	(33)	(70)	30	(20)

Comprehensive income	339	322	808	661

Consolidated Statements of Deficit

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2009	2008	2009	2008

Balance at beginning of period		(1,545)	(1,715)	(1,468)	(1,679)
Net earnings		372	392	778	681
Dividends declared on preferred shares		(26)	(31)	(55)	(62)
Dividends declared on common shares		(295)	–	(597)	(294)
Excess of purchase price over stated capital of cancelled common shares and related contributed surplus	6	(92)	–	(244)	–
Other		–	1	–	1

Balance at end of period		(1,586)	(1,353)	(1,586)	(1,353)

BCE INC.  Q2 2009  QUARTERLY REPORT  31

Consolidated Balance Sheets

		JUNE 30,	DECEMBER 31,
(in $ millions) (unaudited)	NOTE	2009	2008

ASSETS

Current assets
Cash and cash equivalents	4	1,764	3,054
Accounts receivable		1,443	1,832
Future income taxes		88	86
Inventory		304	272
Prepaid and other expenses		479	303
Current assets of discontinued operations		5	31

Total current assets		4,083	5,578

Capital assets
Property, plant and equipment		19,313	19,407
Finite-life intangible assets		2,625	2,695
Indefinite-life intangible assets		3,724	3,697

Total capital assets		25,662	25,799

Other long-term assets		2,552	2,613
Goodwill		5,659	5,659
Non-current assets of discontinued operations		8	14

Total assets		37,964	39,663

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		3,083	3,531
Interest payable		120	139
Dividends payable		338	337
Debt due within one year	5	1,171	2,201
Current liabilities of discontinued operations		15	19

Total current liabilities		4,727	6,227

Long-term debt	5	10,573	10,099
Other long-term liabilities		4,939	4,946

Total liabilities		20,239	21,272

Non-controlling interest		1,063	1,080

SHAREHOLDERS’ EQUITY

Preferred shares		2,770	2,770

Common shareholders’ equity
Common shares	6	12,921	13,525
Treasury stock	6	–	(86)
Contributed surplus	6	2,488	2,531
Accumulated other comprehensive income		69	39
Deficit		(1,586)	(1,468)

Total common shareholders’ equity		13,892	14,541

Total shareholders’ equity		16,662	17,311

Total liabilities and shareholders’ equity		37,964	39,663

32  BCE  INC.  Q2 2009  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(in $ millions) (unaudited)	NOTE	2009	2008	2009	2008

Cash flows from operating activities
Net earnings		372	392	778	681
Less: Losses from discontinued operations, net of income taxes and non-controlling interest		(3)	(23)	(8)	(25)

Earnings from continuing operations		375	415	786	706
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets		821	787	1,639	1,605
Net benefit plans cost	8	88	70	176	141
Restructuring and other	3	146	71	255	354
(Gains) losses on investments		–	–	(2)	2
Future income taxes		(5)	92	(18)	25
Non-controlling interest		79	88	162	162
Contributions to employee pension plans	8	(92)	(48)	(184)	(92)
Other employee future benefit plan payments	8	(23)	(24)	(47)	(47)
Payments of restructuring and other		(105)	(29)	(182)	(53)
Operating assets and liabilities		192	117	(184)	(362)

Cash flows from operating activities		1,476	1,539	2,401	2,441

Cash flows used in investing activities
Capital expenditures		(800)	(710)	(1,390)	(1,261)
Business acquisitions		(1)	(24)	(21)	(55)
Business dispositions		–	–	–	(10)
Going-private costs		(1)	(8)	(7)	(17)
Increase in investments		(1)	(2)	(1)	(4)
Decrease in investments		–	1	–	1
Other investing activities		(27)	2	(40)	5

Cash flows used in investing activities		(830)	(741)	(1,459)	(1,341)

Cash flows used in financing activities
(Decrease) increase in notes payable and bank advances		(238)	(50)	(150)	15
Issue of long-term debt		1,348	50	1,348	50
Repayment of long-term debt		(1,586)	(182)	(1,680)	(284)
Issue of common shares		1	15	2	16
Repurchase of common shares	6	(337)	–	(894)	–
Cash dividends paid on common shares		(301)	(293)	(595)	(587)
Cash dividends paid on preferred shares		(27)	(32)	(55)	(67)
Cash distributions paid by subsidiaries to non-controlling interest		(92)	(92)	(184)	(182)
Other financing activities		(31)	(10)	(41)	(22)

Cash flows used in financing activities		(1,263)	(594)	(2,249)	(1,061)

Cash flows (used in) from continuing operations		(617)	204	(1,307)	39
Cash flows from (used in) discontinued operations activities		1	(5)	(7)	(16)
Cash flows from discontinued investing activities		17	–	17	–

Net (decrease) increase in cash and cash equivalents		(599)	199	(1,297)	23
Cash and cash equivalents at beginning of period		2,365	2,482	3,063	2,658

Cash and cash equivalents at end of period		1,766	2,681	1,766	2,681

Consists of:
Cash and cash equivalents of continuing operations		1,764	2,675	1,764	2,675
Cash and cash equivalents of discontinued operations		2	6	2	6

Total		1,766	2,681	1,766	2,681

BCE INC.  Q2 2009  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2008, on pages 78 to 120 of BCE Inc.’s 2008 annual report.

These notes are unaudited.

We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

All amounts are in millions of Canadian dollars, except where noted.

Note 1. Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian GAAP using the same basis of presentation and accounting policies as outlined in Note 1 of the annual consolidated financial statements for the year ended December 31, 2008, except as noted below.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the previous periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     In 2009 we decided to sell one of our businesses and it now is shown as discontinued operations. We have restated financial information for the previous periods to reflect this decision.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

The Canadian Accounting Standards Board issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Section 3064 came into effect on January 1, 2009 replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. Adoption of this new standard did not have a significant impact on our financial results.

34  BCE  INC.  Q2 2009  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 2. Segmented Information

The following table is a summary of financial information by segment for the last two years.

			THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30		2009	2008	2009	2008

Operating revenues

Bell Wireline	External customers	2,494	2,536	5,009	5,104
	Inter-segment	81	91	158	178

		2,575	2,627	5,167	5,282

Bell Wireless	External customers	1,093	1,107	2,161	2,145
	Inter-segment	11	13	21	26

		1,104	1,120	2,182	2,171

Inter-segment eliminations – Bell		(51)	(64)	(99)	(122)

Bell		3,628	3,683	7,250	7,331

Bell Aliant	External customers	715	751	1,469	1,511
	Inter-segment	75	84	145	180

		790	835	1,614	1,691

Inter-segment eliminations – BCE		(116)	(124)	(225)	(262)

Total operating revenues		4,302	4,394	8,639	8,760

Operating income

Bell Wireline		290	370	639	551
Bell Wireless		338	316	638	609

Bell		628	686	1,277	1,160
Bell Aliant		197	200	378	376

Total operating income		825	886	1,655	1,536
Other (expense) income		(25)	5	(23)	27
Interest expense		(179)	(193)	(370)	(391)
Income taxes		(167)	(195)	(314)	(304)
Non-controlling interest		(79)	(88)	(162)	(162)

Earnings from continuing operations		375	415	786	706

Note 3. Restructuring and Other

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2009	2008	2009	2008

Employee costs
Bell	(117)	(15)	(174)	(32)
Bell Aliant	(3)	–	(12)	–
Real estate
Bell	(20)	(15)	(53)	(9)

Total restructuring costs	(140)	(30)	(239)	(41)
Other charges	(6)	(41)	(16)	(313)

Total restructuring and other	(146)	(71)	(255)	(354)

The liability for restructuring costs at June 30, 2009 is as follows:

	BELL	BELL ALIANT	CONSOLIDATED

Balance at December 31, 2008	205	66	271
Employee costs(1)	123	12	135
Real estate	53	–	53
Less: Cash payments	(124)	(51)	(175)
Other	1	–	1

Balance at June 30, 2009	258	27	285

(1) Excludes amounts related to net benefit plans costs for Bell Canada ($51 million) included in the net pension liability.

BCE INC.  Q2 2009  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

Note 3. Restructuring and Other (continued)

RESTRUCTURING COSTS

Restructuring costs at Bell consist of:

  Employee termination charges related to voluntary and involuntary workforce reduction initiatives. The 2009 charge of $174 million includes $134 million relating to a voluntary early retirement incentive.

  Real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, charges for relocation and lease vacancy, and lease buyout costs related to the relocation to campus environments in Calgary, Toronto and Montréal. Our cumulative expense since 2004 as a result of workforce reduction initiatives is $228 million and since 2007 for costs for the campus moves is $108 million. The 2009 real estate costs of $53 million includes $10 million related to workforce reduction initiatives and $43 million to relocate employees to campus environments.

We expect to incur additional real estate costs as a result of these initiatives:

  Approximately $33 million to relocate employees and close additional real estate facilities as a result of workforce initiatives, which will be expensed as incurred in our Bell Wireline segment

  Approximately $6 million for relocation costs and $7 million for lease vacancy and buyout costs related to the campus moves, which will be expensed as incurred in our Bell Wireline segment with payments extending to 2024.

OTHER CHARGES

We recorded other charges of $313 million in the first six months of 2008 related primarily to $236 million accrued in other long-term liabilities for the CRTC’s decision on the use of deferral account funds for the uneconomic expansion of broadband service, and to employee retention costs and other costs associated with the privatization transaction.

Note 4. Cash Held in Escrow

Our cash balance at June 30, 2009 includes $320 million of cash held in escrow of which $277 million related to the acquisition of substantially all the assets of national electronics retailer The Source by Circuit City (The Source) and the acquisition of the remaining 50% of the equity we did not own already of Virgin Mobile Canada (Virgin).
     On July 1, 2009, we completed the acquisitions of The Source and Virgin.

Note 5. Debt

On June 29, 2009, Bell Canada issued $1 billion principal amount of 4.85% medium term debentures which will mature on June 30, 2014.
     On May 12, 2009, Bell Aliant Regional Communications, Limited Partnership issued $350 million principal amount of 6.29% medium term notes which will mature on February 17, 2015.
     On June 8, 2009, BCE Inc. redeemed early its 7.35% Series C Notes, with an outstanding principal amount of $650 million, which were due on October 30, 2009. We incurred a $16 million charge for the premium costs on early redemption in Other (expense) income. In addition, in the second quarter of 2009, we reclassified $600 million of long-term debt to debt due within one year as a result of our decision to redeem prior to maturity $600 million principal amount of Bell Canada’s 5.5% medium term debentures which are due on August 12, 2010.

Note 6. Share Capital

NORMAL COURSE ISSUER BID (NCIB) PROGRAM

On December 12, 2008, BCE Inc. announced its plan to repurchase up to 5% of its outstanding common shares through a NCIB. On December 19, 2008, the Toronto Stock Exchange approved the 2008 NCIB program. In December 2008 and for the six months ended June 30, 2009, BCE Inc. repurchased a total of 7.5 million and 32.5 million common shares, respectively. The total cost of the program was $986 million and is complete.

36  BCE  INC.  Q2 2009  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 6. Share Capital (continued)

     During the three months and six months ended June 30, 2009, BCE Inc. cancelled 13.5 million and 36.0 million common shares, respectively, for a total cost of $337 million and $894 million, respectively. Of the total cost of $894 million, $606 million represents stated capital and reduced the total value of common shares and $44 million is a reduction of the contributed surplus attributable to these common shares. The remaining $244 million was charged to the deficit.
     The following table summarizes the NCIB activity for the periods noted.

	AT DECEMBER 31, 2008		AT JUNE 30, 2009			TOTAL

	NUMBER	TOTAL	NUMBER	TOTAL	NUMBER	TOTAL
	OF SHARES	COST	OF SHARES	COST	OF SHARES	COST

Shares repurchased (millions)	7.5	178.0	32.5	808.0	40.0	986.0
Shares cancelled	(4.0)	(92.0)	(36.0)	(894.0)	(40.0)	(986.0)

Note 7. Stock-Based Compensation Plans

STOCK OPTIONS

The following table summarizes stock options outstanding at June 30, 2009.

				WEIGHTED AVERAGE GRANT DATE FAIR VALUE ($)		WEIGHTED AVERAGE EXERCISE PRICE ($)

	NUMBER OF OPTIONS

	NON-			NON-		NON -
	VESTED	VESTED	TOTAL	VESTED	VESTED	VESTED	VESTED	TOTAL

Outstanding, January 1, 2009	3,476,250	11,550,638	15,026,888	$4	$6	$29	$34	$33
Granted	–	–	–	–	–	–	–	–
Exercised	–	(106,323)	(106,323)	–	–	–	$17	$17
Vested	(898,750)	898,750	–	$4	$4	$31	$31	–
Forfeited	(57,500)	(2,844,084)	(2,901,584)	$4	$6	$31	$35	$35

Outstanding, June 30, 2009	2,520,000	9,498,981	12,018,981	$4	$5	$28	$34	$33

For the three months and six months ended June 30, 2009, we recorded compensation expense for stock options of nil and $1 million, respectively. For the three months and six months ended June 30, 2008, we recorded compensation expense for stock options of $1 million and $3 million, respectively.

RESTRICTED SHARE UNITS (RSUs)

The following table summarizes RSUs outstanding at June 30, 2009.

NUMBER OF RSUs

Outstanding, January 1, 2009	5,033,924
Granted	2,106,757
Dividends credited	207,792
Forfeited	(234,528)

Outstanding, June 30, 2009	7,113,945

For the three months and six months ended June 30, 2009, we recorded compensation expense for RSUs of $22 million and $45 million, respectively. For the three months and six months ended June 30, 2008, we recorded compensation expense for RSUs of $21 million and $33 million, respectively.

BCE INC.  Q2 2009  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

Note 8. Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

NET BENEFIT PLANS COST

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2009	2008	2009	2008

Pension benefits
DB plans cost	(60)	(34)	(118)	(66)
DC plans cost	(11)	(10)	(23)	(23)
Other future benefits cost	(17)	(26)	(35)	(52)

Net benefit plans cost(1)	(88)	(70)	(176)	(141)

(1) Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

DB PLANS COST

	THREE MONTHS				SIX MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2009	2008	2009	2008	2009	2008	2009	2008

Current service cost	(45)	(66)	(2)	(3)	(89)	(132)	(4)	(6)
Interest cost on accrued benefit obligation	(223)	(216)	(25)	(25)	(446)	(432)	(50)	(50)
Expected return on plan assets	220	256	3	3	440	512	6	6
Amortization of past service (costs) credits	(1)	(1)	7	7	(2)	(2)	14	14
Amortization of net actuarial losses	(21)	(7)	–	(8)	(42)	(14)	(1)	(15)
Amortization of transitional asset	–	–	–	–	1	1	–	–
Decrease (increase) in valuation allowance	10	–	–	–	20	(1)	–	–
Other	–	–	–	–	–	2	–	(1)

DB plans cost	(60)	(34)	(17)	(26)	(118)	(66)	(35)	(52)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	THREE MONTHS			SIX MONTHS

	PENSION BENEFITS		OTHER BENEFITS		PENSION BENEFITS		OTHER BENEFITS
FOR THE PERIOD ENDED JUNE 30	2009	2008	2009	2008	2009	2008	2009	2008

Bell Canada	(62)	(20)	(21)	(22)	(125)	(36)	(43)	(43)
Bell Aliant	(30)	(28)	(2)	(2)	(59)	(56)	(4)	(4)

Total	(92)	(48)	(23)	(24)	(184)	(92)	(47)	(47)

Comprised of:
Contributions to DB plans	(82)	(38)	(23)	(24)	(162)	(69)	(47)	(47)
Contributions to DC plans	(10)	(10)	–	–	(22)	(23)	–	–

38  BCE  INC.  Q2 2009  QUARTERLY REPORT

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Commission. It can be found on BCE Inc.’s
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www.sec.gov or is available upon
request from:

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